Exhibit 99.1

POSCO

Separate Financial Statements

December 31, 2016 and 2015

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korea

The Board of Directors and Shareholders

POSCO:

We have audited the accompanying separate financial statements of POSCO (“the Company”), which comprise the separate statements of financial position as of December 31, 2016 and 2015, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these separate financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the separate financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the separate financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2016 and 2015, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Other Matters

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying separate financial statements are for use by those knowledgeable about Korean auditing standards and their application in practice.

Seoul, Korea

March 2, 2017

This report is effective as of March 2, 2017, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO

Separate Statements of Financial Position

As of December 31, 2016 and 2015

(in millions of Won)	Notes		December 31, 2016	December 31, 2015
Assets
Cash and cash equivalents	4,5,22	~~W~~	120,529	1,634,106
Trade accounts and notes receivable, net	6,22,36		3,216,209	2,740,104
Other receivables, net	7,22,36		246,061	246,431
Other short-term financial assets	8,22		4,130,963	3,326,012
Inventories	9,33		3,995,291	3,427,011
Assets held for sale	10		764	25,892
Other current assets	15		22,859	28,083

Total current assets			11,732,676	11,427,639

Long-term trade accounts and notes receivable, net	6,22		14,040	19,895
Other receivables, net	7,22		87,669	93,757
Other long-term financial assets	8,22		2,145,570	1,804,374
Investments in subsidiaries, associates and joint ventures	11		15,031,385	15,737,287
Investment property, net	12		86,296	86,752
Property, plant and equipment, net	13		22,257,409	21,514,150
Intangible assets, net	14		508,890	490,762
Defined benefit assets, net	20		81,621	—
Other non-current assets	15		110,197	134,793

Total non-current assets			40,323,077	39,881,770

Total assets		~~W~~	52,055,753	51,309,409

See accompanying notes to the separate financial statements.

POSCO

Separate Statements of Financial Position, Continued

As of December 31, 2016 and 2015

(in millions of Won)	Notes		December 31, 2016	December 31, 2015
Liabilities
Trade accounts and notes payable	22,36	~~W~~	1,082,927	577,856
Short-term borrowings and current installments of long-term borrowings	4,16,22		364,840	1,985,722
Other payables	17,22,36		866,074	946,735
Other short-term financial liabilities	18,22		16,508	25,676
Current income tax liabilities	34		315,530	227,569
Provisions	19		14,154	22,840
Other current liabilities	21		37,219	31,281

Total current liabilities			2,697,252	3,817,679

Long-term borrowings, excluding current installments	4,8,16,22		3,778,014	3,303,105
Other payables	17,22		117,310	37,656
Other long-term financial liabilities	18,22		72,742	81,496
Defined benefit liabilities, net	20		—	10,472
Deferred tax liabilities	34		1,015,966	994,867
Long-term provisions	19		29,506	21,954
Other non-current liabilities	21		15,516	16,623

Total non-current liabilities			5,029,054	4,466,173

Total liabilities			7,726,306	8,283,852

Equity
Share capital	23		482,403	482,403
Capital surplus	23,40		1,156,303	1,247,581
Hybrid bonds	24		996,919	996,919
Reserves	25		284,240	(30,018)
Treasury shares	26		(1,533,468)	(1,533,898)
Retained earnings	27		42,943,050	41,862,570

Total equity	4		44,329,447	43,025,557

Total liabilities and equity		~~W~~	52,055,753	51,309,409

See accompanying notes to the separate financial statements.

POSCO

Separate Statements of Comprehensive Income

For the years ended December 31, 2016 and 2015

(in millions of Won, except per share information)	Notes		2016	2015
Revenue	28,36	~~W~~	24,324,933	25,607,221
Cost of sales	9,20,30,33,36		(19,903,596)	(21,473,390)

Gross profit			4,421,337	4,133,831
Selling and administrative expenses
Administrative expenses	20,22,29,30,33		(889,277)	(890,446)
Selling expenses	29,33		(896,723)	(1,005,136)

Operating profit			2,635,337	2,238,249

Finance income and costs
Finance income	22,31		756,480	896,406
Finance costs	22,31		(882,511)	(734,569)

Other non-operating income and expenses
Other non-operating income	32,36		81,869	465,316
Other non-operating expenses	32,33,36		(401,841)	(1,197,119)

Profit before income tax			2,189,334	1,668,283
Income tax expense	34		(404,288)	(350,012)

Profit			1,785,046	1,318,271
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans, net of tax	20		(768)	38,910
Items that will be reclassified subsequently to profit or loss:
Net changes in unrealized fair value of available-for-sale investments, net of tax	8,22,25		314,258	(124,060)

Total comprehensive income		~~W~~	2,098,536	1,233,121

Basic and diluted earnings per share (in Won)	35	~~W~~	21,899	16,067

See accompanying notes to the separate financial statements.

POSCO

Separate Statements of Changes in Equity

For the years ended December 31, 2016 and 2015

(in millions of Won)		Share capital	Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Total
Balance as of January 1, 2015	~~W~~	482,403	1,247,616	996,919	94,042	(1,534,457)	41,188,908	42,475,431
Comprehensive income:
Profit		—	—	—	—	—	1,318,271	1,318,271
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	38,910	38,910
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	(124,060)	—	—	(124,060)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(479,958)	(479,958)
Interim dividends		—	—	—	—	—	(159,987)	(159,987)
Interest of hybrid bonds		—	—	—	—	—	(43,574)	(43,574)
Disposal of treasury shares		—	(35)	—	—	559	—	524

Balance as of December 31, 2015	~~W~~	482,403	1,247,581	996,919	(30,018)	(1,533,898)	41,862,570	43,025,557

Balance as of January 1, 2016	~~W~~	482,403	1,247,581	996,919	(30,018)	(1,533,898)	41,862,570	43,025,557
Comprehensive income:
Profit		—	—	—	—	—	1,785,046	1,785,046
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(768)	(768)
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	314,258	—	—	314,258
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(479,974)	(479,974)
Interim dividends		—	—	—	—	—	(179,992)	(179,992)
Business combination		—	(91,310)	—	—	—	—	(91,310)
Interest of hybrid bonds		—	—	—	—	—	(43,832)	(43,832)
Disposal of treasury shares		—	32	—	—	430	—	462

Balance as of December 31, 2016	~~W~~	482,403	1,156,303	996,919	284,240	(1,533,468)	42,943,050	44,329,447

See accompanying notes to the separate financial statements.

POSCO

Separate Statements of Cash Flows

For the years ended December 31, 2016 and 2015

(in millions of Won)	Notes		2016	2015
Cash flows from operating activities
Profit		~~W~~	1,785,046	1,318,271
Adjustments for:
Costs for defined benefit plans			111,086	119,183
Depreciation			2,061,408	2,065,521
Amortization			79,655	70,742
Bad debt expenses			54,130	(7,373)
Finance income			(508,824)	(681,205)
Finance costs			565,366	522,190
Loss on valuation of inventories			11,843	15,254
Gain on disposal of property, plant and equipment			(19,579)	(11,000)
Loss on disposal of property, plant and equipment			93,536	90,852
Impairment loss on property, plant and equipment			58,388	70,674
Impairment loss on investments in subsidiaries, associates and joint ventures			184,283	327,776
Gain on disposal of assets held for sale			(6,814)	(409,578)
Loss on disposal of assets held for sale			—	209,775
Impariment loss on assets held for sale			—	95,737
Contribution to provisions			15,520	2,174
Income tax expense			404,288	350,012
Others			(13,143)	1,093
Changes in operating assets and liabilities	38		(694,145)	998,125
Interest received			80,865	79,847
Interest paid			(192,795)	(263,483)
Dividends received			144,388	629,435
Income taxes paid			(375,393)	(454,084)

Net cash provided by operating activities		~~W~~	3,839,109	5,139,938

See accompanying notes to the separate financial statements.

POSCO

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2016 and 2015

(in millions of Won)		2016	2015
Cash flows from investing activities
Proceeds from disposal of short-term financial instruments	~~W~~	17,038,277	9,273,767
Proceeds from disposal of long-term financial instruments		—	3
Proceeds from disposal of available-for-sale financial assets		266,976	135,236
Decrease in short-term loans		—	69,443
Decrease in long-term loans		—	514
Proceeds from disposal of investments in subsidiaries, associates and joint venture		4,850	4,713
Proceeds from disposal of intangible assets		7,076	3,570
Proceeds from disposal of assets held for sale		166,791	1,294,908
Proceeds from business combination		24,250	—
Acquisition of short-term financial instruments		(17,870,819)	(11,879,166)
Increase in short-term loans		—	(65,208)
Acquisition of available-for-sale investments		(271,434)	(1,526)
Increase in long-term loans		(66)	(139)
Acquisition of investment in subsidiaries, associates and joint ventures		(329,071)	(451,265)
Acquisition of investment property		—	(346)
Acquisition of property, plant and equipment		(1,875,111)	(1,466,910)
Payment for disposal of property, plant and equipment		(18,358)	(22,732)
Acquisition of intangible assets		(21,050)	(37,313)

Net cash used in investing activities		(2,877,689)	(3,142,451)

Cash flows from financing activities
Proceeds from borrowings		1,082,339	23,671
Increase in long-term financial liabilities		4,422	3,850
Repayment of borrowings		(2,844,151)	(1,453,075)
Decrease in long-term financial liabilities		(8,720)	(4,701)
Payment of cash dividends		(665,168)	(639,561)
Payment of interest of hybrid bonds		(43,719)	(43,600)

Net cash used in financing activities		(2,474,997)	(2,113,416)

Changes in cash due to foreign currency translation		—	7,268
Net decrease in cash and cash equivalents		(1,513,577)	(108,661)
Cash and cash equivalents at beginning of the period		1,634,106	1,742,767

Cash and cash equivalents at end of the period	~~W~~	120,529	1,634,106

See accompanying notes to the separate financial statements.

POSCO

Notes to the Separate Financial Statements

As of December 31, 2016 and 2015

1. Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968 to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of the Company have been listed on the Korea Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through seven overseas liaison offices.

As of December 31, 2016, major shareholders are as follows:

Shareholder’s name	Number of shares	Ownership (%)
National Pension Service	9,482,959	10.88
Nippon Steel & Sumitomo Metal Corporation(*1)	2,894,712	3.32
BlackRock Institutional Trust Company, N.A.(*1)	2,236,618	2.57
KB Financial Group Inc. and subsidiaries(*2)	2,091,553	2.40
Saudi Arabian Monetary Authority	2,071,515	2.38
Others	68,409,478	78.45

	87,186,835	100.00

(*1)	Includes American Depository Receipts (ADRs) of POSCO, each of which represents 0.25 share of POSCO’s common share which has par value of ~~W~~5,000 per share.
(*2)	Includes shares held by subsidiaries pursuant to the Commercial Act.

As of December 31, 2016, the shares of the Company are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchanges.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

2. Statement of Compliance

Statement of compliance

The separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

The separate financial statements were authorized for issue by the Board of Directors on January 25, 2017, and will be submitted for approval at the shareholders’ meeting to be held on March 10, 2017.

Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position, as described in the accounting policy below.

(a)	Derivatives instruments are measured at fair value

(b)	Available-for-sale financial assets are measured at fair value

(c)	Defined benefit liabilities are measured at the present value of the defined benefit obligation less the fair value of the plan asset.

Functional and presentation currency

These separate financial statements are presented in Korean Won, which is the Company’s functional currency which is the currency of the primary economic environment in which the Company operates.

Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

POSCO

Separate Statements of Financial Position, Continued

As of December 31, 2016 and 2015

(a)	Judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Note 10 - Assets held for sale

•	Note 11 - Investments in subsidiaries, associates and joint ventures

•	Note 24 - Hybrid bonds

(b)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next fiscal year is included in the following notes:

•	Note 8 - Available-for-sale securities

•	Note 11 - Investments in subsidiaries, associates and joint ventures

•	Note 19 - Provisions

•	Note 20 - Employee benefits

•	Note 34 - Income taxes

•	Note 37 - Commitments and contingencies

(c)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly or indirectly.

•	Level 3 – inputs for the assets or liability that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about the assumptions made in measuring fair values is included in the following note:

•	Note 22 – Financial instruments

3. Summary of Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its separate financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these financial statements, except for those as disclosed in note 2.

Investments in subsidiaries, associates and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027 “Separate Financial Statements”. The Company applied the cost method to investments in subsidiaries, associates and joint ventures in accordance with K-IFRS No. 1027. Dividends from a subsidiary, associate or joint venture are recognized in profit or loss when the right to receive the dividend is established.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

Foreign currency transactions and translation

Foreign currency transactions are initially recorded using the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date fair value is initially determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on non-monetary items are recognized in other comprehensive income, exchange components of those gains or losses are recognized in other comprehensive income. Conversely, when gains or losses on non-monetary items are recognized in profit or loss, exchange components of those gains or losses are recognized in profit or loss.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term investments in highly liquid securities that are readily convertible to known amounts of cash with maturities of three months or less from the acquisition date and which are subject to an insignificant risk of changes in value. Equity investments are excluded from cash and cash equivalents.

Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(a)	Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss if they are held for trading or designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(b)	Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, is classified as held-to-maturity financial assets. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method.

(c)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method unless the effect of discounting is immaterial.

(d)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans and receivables. Subsequent to initial recognition, they are measured at fair value, with changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost. When a financial asset is derecognized or impairment losses are recognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Company’s right to receive payment is established.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(e)	Derecognition of non-derivative financial assets

The Company derecognizes non-derivative financial assets when the contractual rights to the cash flows from the financial asset expire, or the Company transfers the rights to receive the contractual cash flows from the financial asset as well as substantially all the risks and rewards of ownership of the financial asset. Any interest in a transferred financial asset that is created or retained by the Company is recognized as a separate asset or liability.

If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(f)	Offsetting a financial asset and a financial liability

Financial assets and financial liabilities are offset and the net amount is presented in the separate statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

Inventories

Inventory costs, except materials-in-transit in which costs are determined by using specific identification method, are determined by using the moving-weighted average method. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The allocation of fixed production overheads to the costs of finished goods or work in progress are based on the normal capacity of the production facilities.

Inventories are measured at the lower of cost or net realizable value. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories arising from an increase in net realizable value is recognized as a reduction in the amount of inventories recognized as a cost of goods sold in the period in which the reversal occurs.

The carrying amount of those inventories is recognized as cost of goods sold in the period in which the related revenue is recognized.

Non-current assets held for sale

Non-current assets or disposal groups comprising assets and liabilities that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. In order to be classified as held for sale, the assets or disposal groups must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

The Company recognizes an impairment loss for any initial or subsequent write-down of an asset or disposal group to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 “Impairment of Assets”.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

Investment property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and any accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, when the Company has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

The cost of replacing a part of an item is recognized in the carrying amount of the item of property, plant and equipment, if the following recognition criteria are met:

(a)	it is probable that future economic benefits associated with the item will flow to the Company and

(b)	the cost can be measured reliably.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

The carrying amount of the replaced part is derecognized at the time the replacement part is recognized. The costs of the day-to-day servicing of the item are recognized in profit or loss as incurred.

Items of property, plant and equipment are depreciated from the date they are available for use or, in respect of self-constructed assets, from the date that the asset is completed and ready for use. Other than land, the costs of an asset less its estimated residual value are depreciated. Depreciation of property, plant and equipment is recognized in profit or loss on a straight-line basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset, over the estimated useful lives of each component of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. Land is not depreciated.

Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The gain or loss arising from the derecognition of an item of property, plant and equipment is included in profit or loss when the item is derecognized.

The estimated useful lives for the current period are as follows:

Buildings	5-40 years
Structures	5-40 years
Machinery and equipment	15 years
Vehicles	4-9 years
Tools	4 years
Furniture and fixtures	4 years
Lease assets	18 years

The estimated residual value, useful lives and the depreciation method are reviewed at least at the end of each reporting period and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates.

Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as an having an indefinite useful life and not amortized.

Intellectual property rights	7 years
Development costs	4 years
Port facilities usage rights	4-75 years
Other intangible assets	4 years

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

(a)	Grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted from the carrying amount of the assets and recognized in profit or loss on a systematic and rational basis over the life of the depreciable assets.

(b)	Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(a)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Company adopts for similar depreciable assets that are owned. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

(b)	Operating leases

Leases obligations under operating leases are recognized as an expense on a straight-line basis over the lease term. Contingent rents are charged as expenses in the periods in which they are incurred.

Impairment for financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset or group of financial assets are impaired includes:

(a)	significant financial difficulty of the issuer or obligor

(b)	a breach of contract, such as a default or delinquency in interest or principal payments

(c)	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider

(d)	it becoming probable that the borrower will enter bankruptcy or other financial reorganization

(e)	the disappearance of an active market for that financial asset because of financial difficulties

(f)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

If there is objective evidence that financial assets are impaired, impairment losses are measured and recognized.

(a)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Company can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

(b)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

(c)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

Impairment for non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

Management estimates the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then management estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Any impairment identified at the CGU level is used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss.

(a)	Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met: (a) the economic characteristics and risks of the host contract and the embedded derivatives are not clearly and closely related to a separate instrument with the same terms as the embedded derivative that would meet the definition of a derivative, and (b) the hybrid (combined) instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives from the host contract are recognized immediately in profit or loss.

(b)	Other derivatives

Changes in the fair value of a derivative that is not designated as a hedging instrument are recognized immediately in profit or loss.

Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

(a)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

(b)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method. The Company derecognizes a financial liability from the separate statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

Employee benefits

(a)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as profit or loss. If the Company has a legal or constructive obligation which can be reliably measured, the Company recognizes the amount of expected payment for profit-sharing and bonuses payable as liabilities.

(b)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. The present value is determined by discounting the expected future cash flows using the interest rate of corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

(c)	Retirement benefits: Defined contribution plans

For defined contribution plans, when an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as an accrued expense, after deducting any contributions already paid. If the contributions already paid exceed the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(d)	Retirement benefits: Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from actuarial assumption changes and experiential adjustments in other comprehensive income when incurred.

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of net defined benefit liabilities, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments, net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss in curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision for restoration related to contaminated area is recognized when the area meets the Company’s policy and legal standards of contamination.

A provision is used only for expenditures for which the provision was originally recognized.

Emission Rights

The Company accounts for greenhouse gases emission right and the relevant liability as follows pursuant to the Act on the Allocation and Trading of Greenhouse Gas Emission Permits which became effective in Korea in 2015.

(a)	Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances which are allocated from the government free of charge and those purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

Emission rights held for the purpose of performing the obligation are classified as intangible asset and initially measured at cost and subsequently carried at cost less accumulated impairment losses. Emission rights held for short-swing profits are classified as current asset and are measured at fair value with any changes in fair value recognized as profit or loss in the respective reporting period.

The Company derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government when the future economic benefits are no longer expected to be probable.

(b)	Emission liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. Emission liability is recognized when there is a high possibility of outflows of resources in performing the obligation and the costs required to perform the obligation are reliably estimable. Emission liability is an amount of estimated obligation for emission rights to be submitted to the government for the performing period. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession, and the unit price for such emission rights in the market as of the end of the reporting period.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

Equity instruments

(a)	Share capital

Common stock is classified as equity and the incremental costs arising directly attributable to the issuance of common stock less their tax effects are deducted from equity.

If the Company reacquires its own equity instruments, the amount of those instruments (“treasury shares”) are presented as a contra equity account. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of its own equity instruments. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase to equity, and the resulting surplus or deficit on the transaction is recorded in capital surplus.

(b)	Hybrid bonds

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of financial liability and an equity instrument. When the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the instruments are classified as equity instruments.

Revenue

Revenue from the sale of goods, services provided and the use of assets is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates, which are not significant for all periods presented.

(a)	Sale of goods

Revenue from the sale of goods in the ordinary course of activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The appropriate timing for transfer of risks and rewards varies depending on the individual terms and conditions of the sales contract. For international sales, this timing depends on the type of international commercial terms of the contract.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(b)	Rental income

Rental income from investment property, net of lease incentives granted, is recognized in profit or loss on a straight-line basis over the term of the lease.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings and changes in the fair value of financial assets at fair value through profit or loss. Borrowing costs are recognized in profit or loss using the effective interest rate method.

Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

(a)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit of future periods, and non-taxable or non-deductible items from the accounting profit.

(b)	Deferred tax

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for deductible temporary differences arising from investments in subsidiaries, associates and joint ventures, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

Earnings per share

Management calculates basic earnings per share (“EPS”) data for the Company’s ordinary shares, which is presented at the end of the statement of comprehensive income. Basic EPS is calculated by dividing profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published but are not mandatory for the Company for annual periods beginning after January 1, 2016, and the Company has not early adopted them.

(a)	K-IFRS No. 1109 “Financial Instruments”

K-IFRS No. 1109, published on September 25, 2015, is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. It replaces existing guidance in K-IFRS No. 1039 “Financial Instruments: Recognition and Measurement”. The Company plans to adopt K-IFRS No. 1109 for the year beginning on January 1, 2018.

K-IFRS No. 1109 will generally be applied retrospectively; however the Company plans to take advantage of the exemption allowing it not to restate the comparative information for prior periods with respect to classification and measurement including impairment changes. New hedge accounting requirements will generally be applied prospectively except for certain exemptions including the accounting for the time value of options.

Key features of the new standard, K-IFRS No. 1109, are 1) classification and measurement of financial assets that reflects the business model in which the assets are managed and their cash flow characteristics, 2) impairment methodology that reflects ‘expected credit loss’ (ECL) model for financial assets, and 3) expanded scope of hedged items and hedging instruments which qualify for hedge accounting and changes in assessment method for effect of hedging relationships.

K-IFRS No. 1109 will require the Company to assess the financial impact from application of K-IFRS No. 1109 and revise its accounting processes and internal controls related to financial instruments. Actual impact of adopting K-IFRS No. 1109 will be dependent on the financial instruments the Company holds and economic conditions at that time as well as accounting policy elections and judgment that it will make in the future.

The Company has not initiated any changes related to K-IFRS No. 1109, therefore the Company has not performed an assessment of the impact resulting from the application of K-IFRS No. 1109. The Company will complete the analysis of financial impacts arising from applying this standard in 2017.

Expected impacts on the separate financial statements are generally categorized as follows:

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

1)	Classification and measurement of financial assets

Under K-IFRS No. 1109, financial assets are classified into three principal categories; measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). The classification is determined based on the business model in which assets are managed and their cash flow characteristics, as detailed in the below table.

Business model	Contractual cash flows are solely payments of principal and interests	All other cases
To collect contractual cash flows	At amortized cost(*1)	Fair value through profit or loss(*2)
Both to collect contractual cash flows and sell financial assets	Fair value through other comprehensive income(*1)
For trading, and others	Fair value through profit and loss

(*1)	The Company may irrevocably designate as at fair value through profit or loss to eliminate or significantly reduce an accounting mismatch.
(*2)	The Company may irrevocably designate equity investments that is not held for trading as at fair value through other comprehensive income.

The adoption of K-IFRS No. 1109 would potentially increase the proportion of financial assets that are measured at fair value through profit or loss, it may increases volatility in the Company’s profit or loss.

As of December 31, 2016, the Company had loans and receivables amounting to ~~W~~7,706,575 million, available-for-sale financial assets amounting to ~~W~~2,064,578 million, and financial assets at fair value through profit or loss amounting to ~~W~~80,959 million.

Under K-IFRS No. 1109, a financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at fair value through profit or loss: 1) the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and 2) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. As of December 31, 2016, the Company had loans and receivables which amount to ~~W~~7,706,575 million, which were measured at amortized costs.

Under K-IFRS No. 1109, a financial asset is measured at fair value through other comprehensive income if it meets both of the following conditions and is not designated as at fair value through profit or loss: 1) the asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and 2) the contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding. As of December 31, 2016, the Company had debt instruments of ~~W~~5,838 million classified as available-for-sale.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

Under K-IFRS No. 1109, on initial recognition of equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in fair value in other comprehensive income, and will not reclassify the those items in other comprehensive income to profit or loss subsequently. As of December 31, 2016, the Company had equity investment that is classified as available-for-sale which amounts to ~~W~~2,058,240 million.

2)	Classification and measurement of financial liabilities

Under K-IFRS No. 1109, the amount of change in the fair value attributable to the changes in the credit risk of the financial liabilities is presented in other comprehensive income, not in profit or loss, and the other comprehensive income amount will not be reclassified to profit or loss. However, if doing so creates or increase an accounting mismatch, the amount of change in the fair value is recognized in profit or loss.

As a portion of fair value change which was recognized in profit or loss under the existing standard, K-IFRS No. 1039, will be presented in other comprehensive income under K-IFRS No. 1109, profit or loss related to valuation of financial liabilities is likely to decrease.

3)	Impairment: Financial assets and contract assets

K-IFRS No. 1109 replaces the incurred loss model in the existing standard with a forward-looking expected credit loss model for debt instruments, lease receivables, contractual assets, loan commitments, financial guarantee contracts.

Under K-IFRS No. 1109, impairment losses are likely to be recognized earlier than using the incurred loss model under the existing guidance in K-IFRS No. 1039 as loss allowances will be measured on either of the 12-month or lifetime expected credit loss based on the extent of increase in credit risk since inception as shown in the below table.

Classification(*1)		Loss allowances
Stage 1	Credit risk has not increased significantly since the initial recognition(*2)	12-month expected credit loss: Expected credit losses resulted from possible default events within the 12 months after the reporting date

Stage 2	Credit risk has increased significantly since the intial recognition	Lifetime expected credit loss: Expected credit loss resulted from all possible default events over the expected life of a financial instrument
Stage 3	Credit-impaired

(*1)	A loss allowance for lifetime expected credit losses is required for a financial instrument if the credit risk on that financial instrument has increased significantly since initial recognition. It is also required for contract assets or trade receivables that are not, according to K-IFRS No. 1115 “Revenue from Contracts with Customers”, considered to contain a significant financing component. Additionally, the Company can elect an accounting policy of recognizing lifetime expected credit losses for all contract assets and/or all trade receivables, including those that contain a significant financing component.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(*2)	If the financial instrument has low credit risk at the reporting date, the Company may assume that the credit risk has not increased significantly since initial recognition.

Under K-IFRS No. 1109, financial assets of which the credit was impaired at the initial recognition, cumulative changes in lifetime expected credit loss since the initial recognition are recognized as loss allowances.

As of December 31, 2016, the Company had financial instruments measured at amortized cost amounting to ~~W~~7,706,575 million (loans and receivables), financial instruments measured at fair value through other comprehensive income as they are classified as available for sale amounting to ~~W~~5,838 million, and has recognized bad debt allowance of loans and receivables of ~~W~~21,228 million as of December 31, 2016.

(b)	K-IFRS No. 1115 “Revenue from Contracts with Customers”

K-IFRS No. 1115 “Revenue from Contracts with Customers”, published on November 6, 2015, is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. It replaces existing revenue recognition guidance, including K-IFRS No. 1018 “Revenue”, K-IFRS No. 1011 “Construction Contracts”, K-IFRS No. 2031 “Revenue- Barter transactions involving advertising services”, K-IFRS No. 2113 “Customer Loyalty Programs”, K-IFRS No. 2115 “Agreements for the construction of real estate”, and K-IFRS No. 2118 “Transfers of assets from customers”. The Company shall apply this standard using one of the following two method; (a) retrospectively to each prior reporting period presented in accordance with K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors” but using the practical expedients for completed contracts- i.e. completed contracts for the earliest prior period presented are not restated; or (b) retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. The Company plans to adopt K-IFRS No. 1115 in its consolidated financial statements for the year ending December 31, 2018, however retrospectively adjusting method is not yet determined.

Existing K-IFRS standards and interpretations including K-IFRS No. 1018 provide revenue recognition guidance by transaction types such as sales of goods, rendering of services, interest income, royalty income, dividend income and construction revenue; however, under the new standard, K-IFRS No. 1115, the five-step approach (Step 1: Identify the contract(s) with a customer, Step 2: Identify the performance obligations in the contract, Step 3: Determine the transaction price, Step 4: Allocate the transaction price to the performance obligations in the contract, Step 5: Recognize revenue when the entity satisfied a performance obligation) is applied for all types of contracts or agreements.

Under K-IFRS No. 1115, the Company estimates an amount of variable consideration by using the method the Company expects to better predict the amount of consideration to which it will be entitled. The Company includes an amount of variable consideration in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the return period expires. The Company recognize the amounts received or receivable for which the Company does not expect to be entitled as a refund liability.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

The new standard will require the Company to revise its internal controls related to reporting revenue, and these changes are not yet initiated, and the Company has not performed an assessment of the impact resulting from the application of K-IFRS No. 1115. The Company will complete the analysis of financial impacts arising from applying this standard in 2017.

(c)	K-IFRS No. 1007 “Statement of Cash Flows”

In accordance with K-IFRS No. 1007 “Statement of Cash Flows” revised on May 27, 2016, liabilities related to the cash flows that were classified as a financing activity in the statement of cash flows or will be classified as a financing activity in the future should be disclosed as follows:

•	Fluctuations in financing cash flows

•	Changes in the acquisition or loss of control of a subsidiary or other business

•	Exchange rate effect

•	Fair value changes

•	Other changes

K-IFRS No. 1007 is effective for the accounting periods beginning on January 1, 2017, and the Company is not required to provide comparative information for the prior period.

(d)	K-IFRS No. 1012 “Income Taxes”

In accordance with K-IFRS No. 1012 “Income Taxes” amended on November 15, 2016, In the case of debt instruments measured at fair values, deferred tax accounting treatment is clarified. Temporary difference is calculated from the difference between the carrying amount and taxable base amount of the debt liabilities, regardless of the expected recovery method. When reviewing the feasibility of deferred tax assets, if there is sufficient evidence that it is likely to recover some part of an entity’s assets in excess of the carrying amount, the estimated amount of future taxable income would be included in the estimated future taxable income. In addition, future taxable income estimates are calculated as the amount before deducting the deductible (deduction) effect from deductible temporary differences.

K-IFRS No. 1012 is effective from accounting periods beginning on January 1, 2017. The Company believes that the effect of the amendments to the separate financial statements is not significant.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

4. Risk Management

The Company has exposure to the following risks from its use of financial instruments:

•	credit risk

•	liquidity risk

•	market risk

•	capital risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these separate financial statements.

(a)	Financial risk management

1)	Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

2)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. In addition, credit risk arises from finance guarantees.

The Company implements a credit risk management policy under which the Company only transacts business with counterparties that have a certain level of credit rate evaluated based on financial condition, historical experience, and other factors. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of a nation or an industry in which a customer operates its business does not have a significant influence on credit risk. The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

The Company establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for companies of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. Debt securities are analyzed individually, and an expected loss shall be directly deducted from debt securities.

Credit risk also arises from transactions with financial institutions, and such transactions include transactions of cash and cash equivalents, various deposits, and financial instruments such as derivative contracts. The Company manages its exposure to this credit risk by only entering into transactions with banks that have high international credit ratings. The Company’s treasury department authorizes, manages, and overseas new transactions with financial institutions with whom the Company has no previous relationship.

Furthermore, the Company limits its exposure to credit risk of financial guarantee contracts by strictly evaluating their necessity based on internal decision making processes, such as the approval of the board of directors.

3)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s cash flow from business, borrowing or financing is sufficient to meet the cash requirements for the Company’s strategy investments. Management believes that the Company is capable of raising funds by borrowing or financing if the Company is not able to generate cash flow requirements from its operations. The Company has committed borrowing facilities with various banks.

4)	Market risk

Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market risk management is optimization of profit and controlling the exposure to market risk within acceptable limits.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

①	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean Won.

The Company’s policy in respect of foreign currency risks is a natural hedge whereby foreign currency income is offset with foreign currency expenditures. The remaining net exposures after the natural hedge have been hedged using derivative contracts such as forward exchange contracts. In addition, the Company’s derivative transactions are limited to hedging actual foreign currency transactions and speculative hedging is not permitted. The Company reduces the foreign currency exposure by repayment of foreign currency borrowings subjected to investment in overseas when its maturities come.

②	Interest rate risk

The Company manages the exposure to interest rate risk by adjusting of borrowing structure ratio between borrowings at fixed interest rates and variable interest rate. The Company monitors interest rate risks regularly in order to avoid exposure to interest rate risk on borrowings at variable interest rate.

③	Other market price risk

Equity price risk arises from listed equity securities among available-for-sale equity securities. Management of the Company measures regularly the fair value of listed equity securities and the risk of variance in future cash flow caused by market price fluctuations. Significant investments are managed separately and all buy and sell decisions are approved by management of the Company.

(b)	Management of capital

The fundamental goal of capital management is the maximization of shareholders’ value by means of the stable dividend policy and the retirement of treasury shares. The capital structure of the Company consists of equity and net borrowings (after deducting cash and cash equivalents) and current financial instruments from borrowings. The Company applied the same capital risk management strategy that was applied in the previous period.

Net borrowing-to-equity ratio as of December 31, 2016 and 2015 is as follows:

(in millions of Won)		2016	2015
Total borrowings	~~W~~	4,142,854	5,288,827
Less: Cash and cash equivalents		120,529	1,634,106

Net borrowings		4,022,325	3,654,721
Total equity	~~W~~	44,329,447	43,025,557
Net borrowings-to-equity ratio		9.07%	8.49%

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

5. Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2016 and 2015 are as follows:

(in millions of Won)		2016	2015
Demand deposits and checking accounts	~~W~~	5,495	479,539
Time deposits		—	593,811
Other cash equivalents		115,034	560,756

	~~W~~	120,529	1,634,106

6. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of December 31, 2016 and 2015 are as follows:

(in millions of Won)		2016	2015
Current
Trade accounts and notes receivable	~~W~~	3,231,461	2,749,056
Less: Allowance for doubtful accounts		(15,252)	(8,952)

	~~W~~	3,216,209	2,740,104

Non-current
Trade accounts and notes receivable	~~W~~	21,671	30,034
Less: Present value discount		(7,364)	(7,852)
Less: Allowance for doubtful accounts		(267)	(2,287)

	~~W~~	14,040	19,895

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~31,370 as of December 31, 2016. The fair value of trade accounts and notes receivable approximates the carrying amounts and trade accounts and notes receivable are included in short-term borrowings from financial institutions. (Note 16)

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

7. Other Receivables

Other receivables as of December 31, 2016 and 2015 are as follows:

(in millions of Won)		2016	2015
Current
Other accounts receivable	~~W~~	231,535	233,415
Others		20,235	13,341
Less: Allowance for doubtful accounts		(5,709)	(325)

	~~W~~	246,061	246,431

Non-current
Long-term loans	~~W~~	23,183	24,293
Long-term other accounts receivable		61,728	66,541
Others		2,758	2,923

	~~W~~	87,669	93,757

8. Other Financial Assets

(a)	Other financial assets as of December 31, 2016 and 2015 are as follows:

(in millions of Won)		2016	2015
Current
Short term derivatives assets held for trading	~~W~~	—	12,591
Available-for-sale securities (bonds)		—	15,000
Short-term financial instruments(*1)		4,124,150	3,291,828
Cash deposits(*2)		6,813	6,593

	~~W~~	4,130,963	3,326,012

Non-current
Long-term derivatives assets held for trading	~~W~~	80,959	78,292
Available-for-sale securities (equity instruments)		2,058,240	1,723,082
Available-for-sale securities (others)		6,338	2,967
Cash deposits(*3)		33	33

	~~W~~	2,145,570	1,804,374

(*1)	Short-term financial instruments amounting to ~~W~~1,384 million are levied in relation to pending litigations as of December 31, 2016 and 2015.
(*2)	Deposits amounting to ~~W~~6,813 million and ~~W~~6,593 million as of December 31, 2016 and 2015, respectively, are restricted in relation to government assigned project.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(*3)	The Company is required to provide deposits to maintain checking accounts and accordingly the withdrawal of these deposits is restricted.

(b)	Available-for-sale equity securities as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016								2015
	Number of shares	Ownership (%)		Acquisition cost	Fair value	Net changes in fair value of available-for-sale investments	Accumulated impairment loss	Book value	Book value
Marketable equity securities
Nippon Steel & Sumitomo Metal Corporation(*1)	23,835,200	2.51	~~W~~	719,622	644,257	115,890	(191,255)	644,257	559,740
KB Financial group Inc.(*1)	11,590,550	3.00		536,517	496,076	126,917	(167,358)	496,076	384,227
Woori Bank	20,280,000	3.00		244,447	267,787	23,340	—	267,787	—
Hyundai Heavy Industries Co., Ltd.	1,477,000	1.94		343,506	214,904	85,223	(213,825)	214,904	129,681
SAMWONSTEEL Co., Ltd.	5,700,000	14.25		8,930	20,064	17,537	(6,403)	20,064	20,748
Seoul Semiconductor Co., Ltd.	591,000	1.01		24,999	9,190	798	(16,607)	9,190	9,279
Shinhan Financial group Inc.	—	—		—	—	—	—	—	172,829
Hana Financial group Inc.	—	—		—	—	—	—	—	57,359
Others (11 companies)(*1)				111,465	104,435	35,783	(42,813)	104,435	60,617

				1,989,486	1,756,713	405,488	(638,261)	1,756,713	1,394,480

Non-marketable equity securities
Congonhas Minerios S.A.(*3)	3,658,394	2.02		221,535	190,884	(30,651)	—	190,884	221,535
Poongsan Special Metal Corp.(*4)	315,790	5.00		7,657	7,657	—	—	7,657	7,657
Intellectual Discovery(*2)	1,000,000	8.81		5,000	1,350	—	(3,650)	1,350	5,000
Others (41 companies)(*2,4)				242,527	101,636	150	(141,041)	101,636	94,410

				476,719	301,527	(30,501)	(144,691)	301,527	328,602

			~~W~~	2,466,205	2,058,240	374,987	(782,952)	2,058,240	1,723,082

(*1)	The Company has recognized ~~W~~191,255 million, ~~W~~15,068 million, ~~W~~2,316 million of impairment losses on securities of Nippon Steel & Sumitomo Metal Corporation, KB Financial Group Inc. and Steel Flower Co., Ltd., respectively, due to prolonged decline in the fair value of the shares for the year ended December 31, 2016.
(*2)	The Company has recognized ~~W~~5,286 million, ~~W~~3,650 million, ~~W~~2,724 million and ~~W~~2,426 million of impairment losses on securities of Troika Foreign Resource Development Fund, Intellectual Discovery, XG Sciences and Miju Steel MFG Co., Ltd., respectively due to significant decline in the fair value below cost of the shares for the year ended December 31, 2016.
(*3)	Fair value is based on an analysis performed by an external professional evaluation agency.
(*4)	Non-marketable financial assets whose fair values cannot be reliably measured are recorded at cost.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

9. Inventories

(a)	Inventories as of December 31, 2016 and 2015 are as follows:

(in millions of Won)		2016	2015
Finished goods	~~W~~	696,192	717,320
Semi-finished goods		1,092,864	964,062
By-products		4,303	5,983
Raw materials		814,993	656,117
Fuel and materials		535,036	523,796
Materials-in-transit		863,226	574,409
Others		520	578

		4,007,134	3,442,265
Less: Allowance for inventories valuation		(11,843)	(15,254)

	~~W~~	3,995,291	3,427,011

(b)	The changes of allowance for inventories valuation for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)		2016	2015
Beginning	~~W~~	15,254	24,867
Loss on valuation of inventories		11,843	15,254
Utilization on sale of inventories		(15,254)	(24,867)

Ending	~~W~~	11,843	15,254

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

10. Assets Held for Sale

Assets held for sale as of December 31, 2016 and 2015 are as follows:

(in millions of Won)		2016	2015
Property, plant and equipment(*1)	~~W~~	764	25,892

(*1)	During the year ended December 31, 2015, the Company classified 1 FINEX facilities as assets held for sale amounting to ~~W~~25,892 miliion. However, during the year ended December 31, 2016, the Company reclassified the relating facilities to property, plant and equipment as the as the conditions for classification of the asset held for sale were not met due to the delay of disposal negotiation.

11. Investments in Subsidiaries, Associates and Joint ventures

(a)	Investments in subsidiaries, associates and joint ventures as of December 31, 2016 and 2015 are as follows:

(in millions of Won)		2016	2015
Subsidiaries	~~W~~	12,043,125	12,502,042
Associates		656,670	948,006
Joint ventures		2,331,590	2,287,239

	~~W~~	15,031,385	15,737,287

There are no significant restrictions on the ability of subsidiaries, associates and joint ventures to transfer funds to the controlling company, such as in the forms of cash dividends and repayment of loans or payment of advances.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(b)	Details of subsidiaries and carrying amounts as of December 31, 2016 and 2015 are as follows:

(in millions of Won)			2016						2015
	Country	Principal operations	Number of shares	Ownership (%)		Acquisition cost	Net asset value	Book value	Book value
[Domestic]
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)(*1)	Korea	Trading	68,681,566	60.31	~~W~~	3,371,481	2,430,937	3,371,481	3,371,481
POSCO ENGINEERING & CONSTRUCTION., LTD.	Korea	Engineering and construction	22,073,568	52.80		1,014,314	2,613,618	1,014,314	1,014,314
POSCO Green Gas Technology (*2)	Korea	Gas production and sales	—	—		—	—	—	682,600
POSCO ENERGY CO., LTD.	Korea	Power generation	40,234,508	89.02		658,176	1,405,001	658,176	658,176
POSCO Processing&Service	Korea	Steel sales and trading	20,340,136	93.95		624,678	787,490	624,678	624,678
POSCO COATED & COLOR STEEL Co., Ltd.	Korea	Coated steel manufacturing and sales	3,412,000	56.87		108,421	207,304	108,421	108,421
POSCO Venture Capital Co., Ltd.	Korea	Investment in venture companies	19,700,000	95.00		103,780	113,746	103,780	103,780
POSCO CHEMTECH	Korea	Refractory manufacturing and sales	35,442,000	60.00		100,535	588,045	100,535	100,535
POSCO ES MATERIALS CO.,LTD(*9)	Korea	Primary and storage battery manufacturing	3,052,230	75.32		83,000	81,278	83,000	—
POSMATE	Korea	Business facility maintenance	902,946	57.25		73,374	178,872	73,374	73,374
POSCO ICT	Korea	Computer hardware and software distribution	99,403,282	65.38		70,990	372,773	70,990	70,990
POSCO M-TECH(*3)	Korea	Packing materials manufacturing and sales	20,342,460	48.85		107,278	76,996	53,651	53,651
POSCO Family Strategy Fund	Korea	Investment in venture companies	460	69.91		45,273	49,537	45,273	45,273
Busan E&E Co,. Ltd.(*4)	Korea	Municipal solid waste fuel and power generation	6,029,660	70.00		30,148	43,100	30,148	30,148
Others (9 companies)	Korea					159,755	370,648	159,755	162,547

						6,551,203	9,319,345	6,497,576	7,099,968

[Foreign]
PT. KRAKATAU POSCO	Indonesia	Steel manufacturing and sales	739,900	70.00		813,431	236,691	813,431	813,431
POSCO WA PTY LTD	Australia	Iron ore sales and mine development	607,508,670	100.00		626,996	437,217	626,996	623,258
POSCO Maharashtra Steel Private Limited	India	Steel manufacturing and sales	335,972,025	100.00		665,450	327,168	665,450	536,860
POSCO AUSTRALIA PTY LTD	Australia	Iron ore sales and mine development	761,775	100.00		330,623	486,309	330,623	330,623
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	—	58.60		283,845	477,047	283,845	283,845
POSCO Thainox Public Company Limited(*5)	Thailand	Stainless steel manufacturing and sales	6,620,532,219	84.93		500,740	308,790	246,986	251,812
POSCO SS VINA Co., Ltd.	Vietnam	Steel manufacturing and sales	—	100.00		241,426	80,660	241,426	241,426
POSCO-China Holding Corp.	China	Investment management	—	100.00		240,430	206,210	240,430	240,430
POSCO-India Private Limited	India	Steel manufacturing and sales	764,999,999	99.99		184,815	126,047	184,815	184,815

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(in millions of Won)			2016						2015
	Country	Principal operations	Number of shares	Ownership (%)		Acquisition cost	Net asset value	Book value	Book value
POSCO MEXICO S.A. DE C.V.(*7)	Mexico	Plate steel manufacturing and sales	2,686,705,272	84.84		180,072	230,500	180,072	180,069
POSCO America Corporation	USA	Steel trading	437,941	99.45		192,156	86,683	192,156	167,285
POSCO-VIETNAM Co., Ltd.	Vietnam	Steel manufacturing	—	100.00		160,572	35,460	160,572	160,572
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	—	95.65		144,573	24,717	144,573	144,573
POSCO(Guangdong) Automotive Steel Co., Ltd.	China	Plate steel manufacturing and sales	—	83.64		130,751	99,129	130,751	130,751
POSCO COATED STEEL (THAILAND) CO., LTD.	Thailand	Plate steel manufacturing and sales	36,000,000	100.00		121,592	107,016	121,592	121,592
POSCO Asia Co., Ltd.(*8)	Hong Kong	Steel and raw material trading	9,360,000	100.00		117,710	187,719	117,710	32,189
POSCO ASSAN TST STEEL INDUSTRY	Turkey	Steel manufacturing and sales	144,579,160	60.00		92,800	(65,387)	92,800	92,800
POSCO Investment Co., Ltd.(*8)	Hong Kong	Finance	—	—		—	—	—	85,521
POSCO JAPAN Co., Ltd.	Japan	Steel trading	90,438	100.00		68,436	125,508	68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	—	70.00		65,982	93,271	65,982	65,982
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	—	90.00		62,494	130,029	62,494	62,494
POSCO Electrical Steel India Private Limited	India	Electrical steel processing and sales	25,817,932	100.00		57,119	24,300	57,119	57,119
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Mine development	1,390	100.00		50,297	40,857	50,297	50,297
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and sales	144,772,000	81.79		45,479	(17,911)	45,479	45,479
POSCO China Dalian Plate Processing Center Co., Ltd.(*6)	China	Heavy plate processing and sales	—	80.00		32,992	(9,716)	—	32,992
POSCO(Guangdong) Coated Steel Co., Ltd.	China	Plate steel sheet manufacturing and sales	—	87.04		31,299	34,517	31,299	31,299
Others (32 companies)(*6,7)						398,353	575,783	390,215	366,124

						5,840,433	4,388,614	5,545,549	5,402,074

					~~W~~	12,391,636	13,707,959	12,043,125	12,502,042

(*1)	During the year ended December 31, 2016, Daewoo International Corporation was renamed POSCO DAEWOO Corporation.
(*2)	The Company merged with POSCO Green Gas Technology on the acquisition date of May 1, 2016. (Note 40)
(*3)	POSCO M-TECH was classified as an investment in a subsidiary as the Company has more than half of the voting rights by virtue of an agreement with Pohang University of Science and Technology, which has 4.72% of ownership in POSCO M-TECH.
(*4)	As of December 31, 2016 and 2015, the investment in subsidiary amounting to ~~W~~30,148 million was provided as collateral in relation to the loan agreements of Busan E&E Co,. Ltd..

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(*5)	As of December 31, 2016, there is an objective evidence of impairment due to the prolonged decline in the fair value of POSCO Thainox Public Company Limited below its cost. Recoverable amount was determined based on fair value less cost to sell, which was calculated by adding 10.9% of management premium and expected disposal cost on the stock price as of December 31, 2016. As a result, the Company recognized an impairment loss of ~~W~~4,826 million as carrying amount was higher than its recoverable amount.
(*6)	As of December 31, 2016, there is an objective evidence of impairment due to the decision to cease operation of POSCO China Dalian Plate Processing Center Co., Ltd and POSCO-China Dalian Steel Fabricating Center. As a result, the Company recognized impairment losses of ~~W~~32,992 million and ~~W~~4,058 million as carrying amounts were higher than their recoverable amounts.
(*7)	During the year ended December 31, 2016, POSCO MEXICO S.A. DE C.V. merged with POSCO MEXICO HUMAN TECH S.A de C.V..
(*8)	During the year ended December 31, 2016, POSCO Asia Co., Ltd. merged with POSCO Investment Co., Ltd..
(*9)	During the year ended December 31, 2016, the Company classified POSCO ESM CO., LTD. from joint venture to subsidiary, due to the increase of percentage ownership by the issuance of share capital.

(c)	Details of associates and carrying amounts as of December 31, 2016 and 2015 are as follows:

(in millions of Won)			2016						2015
	Country	Principal operations	Number of shares	Ownership (%)		Acquisition cost	Net asset value	Book value	Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	Korea	Mine investment	169,316,307,504	27.83	~~W~~	169,316	596,903	169,316	169,106
SeAH Changwon Integrated Special Steel(*1)	Korea	Specialty steel manufacturing and sales	—	—		—	—	—	159,978
POSCO PLANTEC Co., Ltd.(*2)	Korea	Other structural metal product manufacturing	110,027,475	60.84		520,588	(176,345)	—	140,890
SNNC	Korea	STS material manufacturing and sales	18,130,000	49.00		100,655	243,558	100,655	100,655
Others (5 companies)						23,771	147,982	23,771	23,746

						814,330	812,098	293,742	594,375

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and sales	3,234,698	49.00		189,197	144,264	189,197	189,197
7623704 Canada Inc.(*3)	Canada	Mine investment	114,452,000	10.40		124,341	1,334,390	124,341	124,341
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	China	Steel manufacturing and sales	—	24.00		11,003	58,615	11,003	11,003
Others (5 companies)						38,374	170,686	38,387	29,090

						362,915	1,707,955	362,928	353,631

					~~W~~	1,177,245	2,520,053	656,670	948,006

(*1)	During the year ended December 31, 2016, the Company disposed of its shares in SeAH Changwon Integrated Special Steel and recognized ~~W~~6,814 million of gain on disposal of assets held for sale.
(*2)	As of December 31, 2016, there was an objective evidence of impairment due to the prolonged decline of fair value of POSCO PLANTEC Co., Ltd below cost, and, accordingly, impairment test was performed. Recoverable amount was determined based on value-in-use, which was calculated by applying a 14.5% discount rate. As a result, the Company recognized an impairment loss of ~~W~~140,890 million as the carrying amount was higher than its recoverable amount.
(*3)	As of December 31, 2016, it was classified as an associate even though the Company’s ownership percentage is less than 20% of ownership since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(d)	Details of joint ventures and carrying amounts as of December 31, 2016 and 2015 are as follows:

(in millions of Won)			2016						2015
	Country	Principal operations	Number of shares	Ownership (%)		Acquisition cost	Net asset value	Book value	Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Mine development	10,494,377	10.00	~~W~~	1,225,464	2,902,547	1,225,464	1,225,464
CSP - Compania Siderurgica do Pecem	Brazil	Steel manufacturing and sales	1,108,696,532	20.00		558,821	1,444,914	575,551	488,200
POSCO-NPS Niobium LLC	USA	Mine development	325,050,000	50.00		364,609	786,937	364,609	364,609
KOBRASCO	Brazil	Steel materials manufacturing and sales	2,010,719,185	50.00		98,962	176,617	98,962	98,962
Others (3 companies)						67,004	400,625	67,004	110,004

					~~W~~	2,314,860	5,711,640	2,331,590	2,287,239

(*1)	As of December 31, 2016 and 2015, the investment in joint ventures amounting to ~~W~~1,225,464 million was provided as collateral in relation to loan from project financing of Roy Hill Holdings Pty Ltd.

12. Investment Property, Net

(a)	Investment property as of December 31, 2016 and 2015 are as follows:

(in millions of Won)		2016			2015
		Acquisition cost	Accumulated depreciation	Book value	Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	34,213	—	34,213	35,557	—	35,557
Buildings		121,248	(74,811)	46,437	94,592	(47,193)	47,399
Structures		17,169	(11,523)	5,646	6,919	(3,123)	3,796

	~~W~~	172,630	(86,334)	86,296	137,068	(50,316)	86,752

The fair value of investment property as of December 31, 2016 is ~~W~~376,956 million.

(b)	Changes in the carrying amount of investment property for the years ended December 31, 2016 and 2015 were as follows:

1)	For the year ended December 31, 2016

(in millions of Won)		Beginning	Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	35,557	—	(1,344)	34,213
Buildings		47,399	(2,961)	1,999	46,437
Structures		3,796	(283)	2,133	5,646

	~~W~~	86,752	(3,244)	2,788	86,296

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio and the purpose of use.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

2)	For the year ended December 31, 2015

(in millions of Won)		Beginning	Acquisitions	Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	36,020	—	—	(463)	35,557
Buildings		50,112	346	(2,382)	(677)	47,399
Structures		4,005	—	(164)	(45)	3,796

	~~W~~	90,137	346	(2,546)	(1,185)	86,752

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred to property, plant and equipment in relation to change in rental ratio and the purpose of use.

13. Property, Plant and Equipment, Net

(a)	Property, plant and equipment as of December 31, 2016 and 2015 are as follows:

(in millions of Won)		2016					2015
		Acquisition cost	Accumulated depreciation	Accumulated impairment	Government grants	Book value	Acquisition cost	Accumulated depreciation	Accumulated impairment	Government grants	Book value
Land	~~W~~	1,472,419	—	—	—	1,472,419	1,412,715	—	—	—	1,412,715
Buildings		5,945,593	(3,483,883)	(10,701)	—	2,451,009	5,848,256	(3,271,738)	(10,350)	—	2,566,168
Structures		4,827,063	(2,352,796)	(9,876)	—	2,464,391	4,706,714	(2,177,873)	(8,975)	—	2,519,866
Machinery and equipment		36,804,554	(23,092,275)	(135,237)	—	13,577,042	35,754,426	(21,661,048)	(79,299)	—	14,014,079
Vehicles		204,641	(193,325)	—	—	11,316	199,773	(188,150)	—	—	11,623
Tools		195,197	(171,953)	—	—	23,244	193,116	(169,396)	—	—	23,720
Furniture and fixtures		263,487	(229,249)	(348)	—	33,890	256,980	(224,823)	(337)	—	31,820
Finance lease assets		88,046	(10,198)	—	—	77,848	11,466	(5,733)	—	—	5,733
Construction-in-progress		2,151,250	—	—	(5,000)	2,146,250	933,426	—	—	(5,000)	928,426

	~~W~~	51,952,250	(29,533,679)	(156,162)	(5,000)	22,257,409	49,316,872	(27,698,761)	(98,961)	(5,000)	21,514,150

(b)	Changes in the carrying amount of property, plant and equipment for the years ended December 31, 2016 and 2015 were as follows:

1)	For the year ended December 31, 2016

(in millions of Won)		Beginning	Acquisitions	Business combination	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	~~W~~	1,412,715	52	10,273	(248)	—	—	49,627	1,472,419
Buildings		2,566,168	2,100	70,641	(2,074)	(230,235)	(351)	44,760	2,451,009
Structures		2,519,866	3,346	8,630	(1,746)	(189,333)	(916)	124,544	2,464,391
Machinery and equipment		14,014,079	76,671	146,466	(22,768)	(1,607,171)	(57,110)	1,026,875	13,577,042
Vehicles		11,623	1,984	39	(11)	(7,545)	—	5,226	11,316
Tools		23,720	3,329	289	(94)	(10,517)	—	6,517	23,244
Furniture and fixtures		31,820	4,675	237	(32)	(8,897)	(11)	6,098	33,890
Finance lease assets		5,733	76,581	—	—	(4,466)	—	—	77,848
Construction-in-progress		928,426	1,503,749	1,025,516	—	—	—	(1,311,441)	2,146,250

	~~W~~	21,514,150	1,672,487	1,262,091	(26,973)	(2,058,164)	(58,388)	(47,794)	22,257,409

(*1)	The Company has recognized an impairment loss since recoverable amounts on production facilities of automotive steel, electric furnace of high mill (2nd) and FINEX 1 plant are less than their carrying amounts for the year ended December 31, 2016.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred to investment property, assets transferred from asset held-for-sale and others.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

2)	For the year ended December 31, 2015

(in millions of Won)		Beginning	Acquisitions	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	~~W~~	1,420,994	—	(3,869)	—	—	(4,410)	1,412,715
Buildings		2,760,842	3,350	(4,544)	(243,678)	(7,926)	58,124	2,566,168
Structures		2,612,553	4,339	(2,826)	(192,301)	(473)	98,574	2,519,866
Machinery and equipment		14,503,266	76,768	(45,843)	(1,593,413)	(59,485)	1,132,786	14,014,079
Vehicles		12,953	1,669	—	(6,302)	—	3,303	11,623
Tools		23,324	6,824	(15)	(11,091)	—	4,678	23,720
Furniture and fixtures		37,584	3,934	(23)	(15,553)	(18)	5,896	31,820
Finance lease assets		6,370	—	—	(637)	—	—	5,733
Construction-in-progress		945,329	1,436,840	—	—	(2,772)	(1,450,971)	928,426

	~~W~~	22,323,215	1,533,724	(57,120)	(2,062,975)	(70,674)	(152,020)	21,514,150

(*1)	The Company has recognized an impairment loss since recoverable amounts on magnesium smelting plant in Gangneung and facilities which are related to the project for replacement deteriorated hot-rolling mill (1st and 2nd) in Pohang and electric furnace of high mill (1st) in Pohang are less than their carrying amounts for the year ended December 31, 2015.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment and assets transferred from property, plant and equipment to investment property and assets held-for-sale.

(c)	Borrowing costs capitalized and the capitalized interest rate for the years ended December 31, 2016 and 2015 are as follows:

(in millions of Won)		2016	2015
Weighted average expenditure	~~W~~	719,017	665,138
Borrowing costs capitalized		27,489	28,181
Capitalization rate		3.82%	4.24%

14. Intangible Assets, Net

(a)	Intangible assets as of December 31, 2016 and 2015 are as follows:

(in millions of Won)		2016				2015
		Acquisition cost	Accumulated amortization	Accumulated impairment	Book value	Acquisition cost	Accumulated amortization	Accumulated impairment	Book value
Intellectual property rights	~~W~~	35,640	(12,969)	—	22,671	29,824	(9,827)	—	19,997
Membership		51,511	—	(2,999)	48,512	57,428	—	(5,370)	52,058
Development expense		316,381	(213,596)	—	102,785	257,211	(159,173)	—	98,038
Port facilities usage rights		633,799	(376,451)	—	257,348	626,765	(361,190)	—	265,575
Construction-in-progress		52,925	—	—	52,925	31,951	—	—	31,951
Other intangible assets		285,061	(260,412)	—	24,649	275,298	(252,155)	—	23,143

	~~W~~	1,375,317	(863,428)	(2,999)	508,890	1,278,477	(782,345)	(5,370)	490,762

(b)	Changes in the carrying amount of intangible assets for the years ended December 31, 2016 and 2015 were as follows:

1)	For the year ended December 31, 2016

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(in millions of Won)		Beginning	Acquisitions	Business combination	Disposals	Amortization	Impairment(*2)	Transfer(*3)	Ending
Intellectual property rights	~~W~~	19,997	—	—	(752)	(3,609)	—	7,035	22,671
Membership(*1)		52,058	—	—	(2,170)	—	294	(1,670)	48,512
Development expense		98,038	2,793	23,033	(60)	(54,523)	—	33,504	102,785
Port facilities usage rights		265,575	—	—	—	(15,260)	—	7,033	257,348
Construction-in-progress		31,951	32,627	6,390	—	—	—	(18,043)	52,925
Other intangible assets		23,143	3,337	235	(488)	(6,263)	—	4,685	24,649

	~~W~~	490,762	38,757	29,658	(3,470)	(79,655)	294	32,544	508,890

(*1)	Economic useful life of membership is indefinite.
(*2)	The Company has recognized an impairment loss on some membership since the recoverable amounts were less than carrying amounts. Also, the Company reversed the accumulated impairment loss up to the carrying amount before recognition of any impairment loss since recoverable amounts of some memberships exceeded the carrying amounts.
(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

2)	For the year ended December 31, 2015

(in millions of Won)		Beginning	Acquisitions	Disposals	Amortization	Impairment(*2)	Transfer(*3)	Ending
Intellectual property rights	~~W~~	17,594	—	(126)	(2,829)	—	5,358	19,997
Membership(*1)		53,154	2,861	(3,680)	—	(11)	(266)	52,058
Development expense		127,941	1,172	—	(48,154)	—	17,079	98,038
Port facilities usage rights		162,028	—	—	(12,006)	—	115,553	265,575
Construction-in-progress		16,756	36,863	—	—	—	(21,668)	31,951
Other intangible assets		26,434	2,422	—	(7,753)	—	2,040	23,143

	~~W~~	403,907	43,318	(3,806)	(70,742)	(11)	118,096	490,762

(*1)	Economic useful life of membership is indefinite.
(*2)	The Company has recognized an impairment loss on some membership since the recoverable amounts were less than carrying amounts.
(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment.

15. Other Assets

Other current assets and other long-term assets as of December 31, 2016 and 2015 are as follows:

(in millions of Won)		2016	2015
Current
Advance payments	~~W~~	6,692	7,912
Prepaid expenses		16,167	19,722
Others		—	449

	~~W~~	22,859	28,083

Non-current
Long-term prepaid expenses	~~W~~	5,654	6,215
Others(*1)		104,543	128,578

	~~W~~	110,197	134,793

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(*1)	As of December 31, 2016 and 2015, the Company recognized tax assets amounting to ~~W~~100,693 million and ~~W~~124,787 million, respectively, based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years tax audits and claim for rectification are finalized.

16. Borrowings

(a)	Borrowings as of December 31, 2016 and 2015 are as follows:

(in millions of Won)		2016	2015
Short-term borrowings
Short-term borrowings	~~W~~	331,370	—
Current portion of long-term borrowings		33,272	126,579
Current portion of loans from foreign financial institutions		198	401
Current portion of debentures		—	1,859,610
Less: Current portion of discount on debentures issued		—	(868)

	~~W~~	364,840	1,985,722

Long-term borrowings
Long-term borrowings	~~W~~	28,997	141,868
Loans from foreign financial institutions		—	200
Debentures		3,762,146	3,175,406
Less: Discount on debentures issued		(13,129)	(14,369)

	~~W~~	3,778,014	3,303,105

(b)	Short-term borrowings as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)		2016	2015
Short-term borrowings	Korea Development Bank	2016.04.08~
		2016.10.26	2017.04.10	2.00	~~W~~	300,000	—
Transfers of account receivables that do not qualify for derecognition	—	—	—	—		31,370	—

					~~W~~	331,370	—

(c)	Current portion of long-term borrowings as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)		2016	2015
Borrowings	Woori Bank and others	2006.10.31~ 2011.04.28	2017.03.15~ 2024.06.15	0.75 ~ 1.75	~~W~~	12,471	15,532
Foreign borrowings	Export-Import Bank of Korea	2010.02.18	2017.02.18	4.50		20,801	111,047
Loans from foreign financial institutions(*1)	NATIXIS	1986.03.31	2017.03.31	2.00		198	401
Debentures	—	—	—	—		—	1,299,507
Foreign debentures	—	—	—	—		—	559,235

					~~W~~	33,470	1,985,722

(*1)	Korea Development Bank has provided guarantees to the Company for loans from foreign financial institutions.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(d)	Long-term borrowings excluding current portion, as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)		2016	2015
Borrowings	Woori Bank and others	2006.10.31~ 2011.04.28	2018.03.15~ 2024.06.15	0.75 ~ 1.75	~~W~~	24,051	36,522
Foreign borrowings	Korea National Oil Corporation	2007.12.27~ 2009.12.29	2022.06.25~ 2024.12.29	3 year Government bond		4,946	105,346
Loans from foreign financial institutions	—	—	—	—		—	200
Debentures	Domestic debentures 304-1and others	2011.11.28~ 2016.05.03	2018.10.04~ 2023.10.04	1.76 ~ 4.12		1,497,022	997,745
Foreign debentures	Samurai Bond 13and others	2010.10.28~ 2013.12.11	2018.12.10~ 2021.12.22	1.35 ~ 5.25		2,251,995	2,163,292

					~~W~~	3,778,014	3,303,105

17. Other Payables

Other payables as of December 31, 2016 and 2015 are as follows:

(in millions of Won)		2016	2015
Current
Accounts payable	~~W~~	486,294	546,884
Accrued expenses		361,258	380,383
Dividend payable		4,793	9,882
Finance lease liabilities		5,905	1,349
Withholdings		7,824	8,237

	~~W~~	866,074	946,735

Non-current
Long-term accounts payable	~~W~~	1,119	—
Long-term accrued expenses		36,707	26,250
Finance lease liabilities		71,657	2,889
Long-term withholdings		7,827	8,517

	~~W~~	117,310	37,656

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

18. Other Financial Liabilities

Other financial liabilities as of December 31, 2016 and 2015 are as follows:

(in millions of Won)		2016	2015
Current
Derivative liabilities	~~W~~	—	8,118
Financial guarantee liabilities		16,508	17,558

	~~W~~	16,508	25,676

Non-current
Financial guarantee liabilities	~~W~~	72,742	81,496

19. Provisions

(a)	Provisions as of December 31, 2016 and 2015 are as follows:

(in millions of Won)		2016		2015
		Current	Non-current	Current	Non-current
Provision for bonus payments(*1)	~~W~~	3,985	—	7,271	—
Provision for restoration(*2)		10,169	27,009	15,569	21,543
Provision for litigation(*3)		—	2,497	—	411

	~~W~~	14,154	29,506	22,840	21,954

(*1)	Represents the provision for bonuses limited to 100% of annual salaries for executives.
(*2)	Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province and gas treatment plant located in Pohang work, the Company recognized present values of estimated costs for recovery as provisions for restoration as of December 31, 2016. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied discount rates of 2.49% and 2.37% to assess present value of these costs for recovery of land in Gangneung province and Pohang work, respectively.
(*3)	The Company has recognized provisions for certain litigations for the year ended December 31, 2016.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(b)	Changes in provisions for the years ended December 31, 2016 and 2015 were as follows:

1)	For the year ended December 31, 2016

(in millions of Won)		Beginning	Increase	Reversal	Utilization	Ending
Provision for bonus payments	~~W~~	7,271	8,365	—	(11,651)	3,985
Provision for restoration		37,112	25,909	(12,475)	(13,368)	37,178
Provision for litigation		411	2,086	—	—	2,497

	~~W~~	44,794	36,360	(12,475)	(25,019)	43,660

2)	For the year ended December 31, 2015

(in millions of Won)		Beginning	Increase	Utilization	Ending
Provision for bonus payments	~~W~~	8,423	13,233	(14,385)	7,271
Provision for restoration		70,399	2,174	(35,461)	37,112
Provision for litigation		411	—	—	411

	~~W~~	79,233	15,407	(49,846)	44,794

20. Employee Benefits

(a)	Defined contribution plans

The expense related to post-employment benefit plans under defined contribution plans for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)		2016	2015
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	22,039	19,763

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities (assets) in the statements of financial position as of December 31, 2016 and 2015 are as follows:

(in millions of Won)		2016	2015
Present value of funded obligations	~~W~~	1,065,255	1,023,071
Fair value of plan assets		(1,146,876)	(1,012,599)

Net defined benefit liabilities(assets)	~~W~~	(81,621)	10,472

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

2)	Changes in present value of defined benefit obligations for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)		2016	2015
Defined benefit obligation at the beginning of period	~~W~~	1,023,071	1,017,164
Current service costs		113,209	118,770
Interest costs		24,136	29,743
Remeasurement :		(3,816)	(58,397)
- Gain from change in financial assumptions		(49,519)	(43,377)
- Gain from change in demographic assumptions		(2,574)	(6,586)
- Loss (gain) from change in others		48,277	(8,434)
Transfer-in		—	283
Business combination		1,133	—
Benefits paid		(92,478)	(84,492)

Defined benefit obligation at the end of period	~~W~~	1,065,255	1,023,071

3)	Changes in the fair value of plan assets for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)		2016	2015
Fair value of plan assets at the beginning of period	~~W~~	1,012,599	931,006
Interest on plan assets		26,259	29,330
Remeasurement of plan assets		(4,829)	(7,064)
Contributions to plan assets		198,439	128,000
Transfer-in		—	283
Business combination		244	—
Benefits paid		(85,836)	(68,956)

Fair value of plan assets at the end of period	~~W~~	1,146,876	1,012,599

The Company expects to make an estimated contribution of ~~W~~50,000 million to the defined benefit plan assets in 2017.

4)	The fair value of plan assets as of December 31, 2016 and 2015 are as follows:

(in millions of Won)		2016	2015
Debt instruments	~~W~~	289,511	83,540
Deposits		857,339	857,343
Others		26	71,716

	~~W~~	1,146,876	1,012,599

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

5)	The amounts recognized in the statements of comprehensive income for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)		2016	2015
Current service costs	~~W~~	113,209	118,770
Net interest costs(*1)		(2,123)	413

	~~W~~	111,086	119,183

(*1)	The actual return on plan assets amounted to ~~W~~21,430 million and ~~W~~22,266 million for the years ended December 31, 2016 and 2015, respectively.

The above expenses by function were as follows:

(in millions of Won)		2016	2015
Cost of sales	~~W~~	86,870	91,130
Selling and administrative expenses		23,295	27,680
Others		921	373

	~~W~~	111,086	119,183

6)	Remeasurements of defined benefit plans, net of tax recognized in other comprehensive income (loss) for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)		2016	2015
Beginning	~~W~~	(162,016)	(200,926)
Remeasurements of defined benefit plans		(1,013)	51,333
Tax effects		245	(12,423)

Ending	~~W~~	(162,784)	(162,016)

7)	The principal actuarial assumptions as of December 31, 2016 and 2015 are as follows:

	2016	2015
Discount rate	2.76%	2.47%
Expected future increases in salaries(*1)	1.50%	1.80%

(*1)	The expected future increases in salaries are based on the average salary increase rate for the past three years.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

All assumptions are reviewed at the end of the reporting period. Additionally, the total estimated defined benefit obligation includes actuarial assumptions associated with the long-term characteristics of the defined benefit plan.

8)	Reasonably possible changes at the reporting date to one of the relevant actuarial assumption, holding the other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

(in millions of Won)		1% Increase		1% Decrease
		Amount	Percentage (%)	Amount	Percentage (%)
Discount rate	~~W~~	(76,076)	(7.1)	87,991	8.3
Expected future increases in salaries		88,248	8.3	(77,641)	(7.3)

9)	As of December 31, 2016 the maturity of the expected benefit payments are as follows:

(in millions of Won)		Within 1 year	1 year - 5 years	5 years - 10 years	10 years -20 years	After 20 years	Total
Benefits to be paid	~~W~~	44,644	320,838	452,313	288,843	219,441	1,326,079

The maturity analysis of the defined benefit obligation were nominal amounts of defined benefit obligations using expected remaining period of service of employees.

21. Other Liabilities

Other liabilities as of December 31, 2016 and 2015 are as follows:

(in millions of Won)		2016	2015
Current
Advances received	~~W~~	6,251	8,811
Withholdings		29,580	20,847
Unearned revenue		1,388	1,623

	~~W~~	37,219	31,281

Non-current
Unearned revenue	~~W~~	15,516	16,623

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

22. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of December 31, 2016 and 2015 are as follows:

(in millions of Won)		2016	2015
Financial assets at fair value through profit or loss Derivatives assets	~~W~~	80,959	90,883
Available-for-sale financial assets		2,064,578	1,741,049
Loans and receivables		7,706,575	7,954,222

	~~W~~	9,852,112	9,786,154

2)	Financial liabilities as of December 31, 2016 and 2015 are as follows:

(in millions of Won)		2016	2015
Financial liabilities at fair value through profit or loss Derivatives liabilities	~~W~~	—	8,118
Financial liabilities measured at amortized cost
Trade accounts and notes payable		1,082,927	577,856
Borrowings		4,142,854	5,288,827
Financial guarantee liabilities(*1)		89,250	99,054
Others		976,574	978,648

	~~W~~	6,291,605	6,952,503

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(*1)	Financial liabilities were recognized in connection with financial guarantee contracts as of December 31, 2016. The details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
Zhangjiagang Pohang	Korea Development Bank	CNY	324,455,000	56,215	324,455,000	56,215
Stainless Steel Co., Ltd.	Credit Agricole	CNY	305,000,000	52,844	305,000,000	52,844
	BTMU	CNY	260,500,000	45,134	260,500,000	45,134
	SMBC	CNY	195,000,000	33,786	195,000,000	33,786
POSCO Maharashtra	Export-Import Bank of Korea	USD	193,000,000	233,241	131,200,000	158,555
Steel Private Limited	HSBC	USD	110,000,000	132,935	68,000,000	82,178
	DBS	USD	100,000,000	120,850	70,000,000	84,595
	SCB	USD	73,069,000	88,304	39,148,300	47,311
	Citi	USD	60,000,000	72,510	33,000,000	39,881
	ING	USD	30,000,000	36,255	12,000,000	14,502
POSCO ASSAN TST	SMBC	USD	62,527,500	75,564	56,274,750	68,008
STEEL INDUSTRY	ING	USD	60,000,000	72,510	54,000,000	65,259
	BNP	USD	24,000,000	29,004	21,600,000	26,104
POSCO Electrical Steel	ING	USD	50,000,000	60,425	50,000,000	60,425
India Private Limited	SCB	USD	33,784,000	40,828	33,784,000	40,828
POSCO Asia Co., Ltd.	MIZUHO	USD	50,000,000	60,425	50,000,000	60,425
	NAB	USD	50,000,000	60,425	50,000,000	60,425
POSCO MEXICO S.A. DE C.V	Korea Development Bank	USD	50,000,000	60,425	20,226,916	24,444
	SMBC	USD	89,725,000	108,433	60,114,323	72,648
	MIZUHO	USD	45,000,000	54,383	18,203,004	21,998
	BOA	USD	70,000,000	84,595	46,180,757	55,809
	CITI BANAMEX	USD	40,000,000	48,340	40,000,000	48,340
	BTMU	USD	30,000,000	36,255	30,000,000	36,255
	ING	USD	20,000,000	24,170	20,000,000	24,170
POSCO SS VINA Co., Ltd.	Export-Import Bank of Korea	USD	249,951,050	302,066	242,957,174	293,614
	BOA	USD	40,000,000	48,340	38,872,000	46,977
	BTMU	USD	40,000,000	48,340	38,872,000	46,977
	DBS	USD	24,400,000	29,487	23,711,920	28,656
POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	236,866	196,000,000	236,866
POSCO VST CO., LTD.	ANZ	USD	25,000,000	30,213	9,375,000	11,330
	HSBC	USD	20,000,000	24,170	7,500,000	9,064
	MIZUHO	USD	20,000,000	24,170	7,500,000	9,064
PT. KRAKATAU POSCO	Export-Import Bank of Korea	USD	567,000,000	685,220	510,222,696	616,604
	SMBC	USD	140,000,000	169,190	126,169,826	152,476
	BTMU	USD	119,000,000	143,812	105,547,826	127,555
	SCB	USD	107,800,000	130,276	97,609,826	117,961
	MIZUHO	USD	105,000,000	126,893	93,130,435	112,548
	Credit Suisse AG	USD	91,000,000	109,974	80,713,043	97,542
	HSBC	USD	91,000,000	109,974	80,713,043	97,542
	ANZ	USD	73,500,000	88,825	67,187,217	81,196
	BOA	USD	35,000,000	42,298	31,043,478	37,516
	The Tokyo Star Bank, Ltd	USD	21,000,000	25,379	18,626,087	22,510
POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & Co.	THB	5,501,000,000	184,999	5,501,000,000	184,999
LLP POSUK Titanium	Kookmin Bank	USD	15,000,000	18,128	15,000,000	18,128
CSP- Compania Siderurgica do Pecem	Export-Import Bank of Korea	USD	182,000,000	219,947	182,000,000	219,947
	Santander	USD	47,600,000	57,525	47,600,000	57,525
	BNP	USD	47,600,000	57,525	47,600,000	57,525
	MIZUHO	USD	47,600,000	57,525	47,600,000	57,525
	Credit Agricole	USD	20,000,000	24,170	20,000,000	24,170
	SOCIETE GENERALE	USD	20,000,000	24,170	20,000,000	24,170
	KfW	USD	20,000,000	24,170	20,000,000	24,170
	BBVA Seoul	USD	17,600,000	21,270	17,600,000	21,270
	ING	USD	17,600,000	21,270	17,600,000	21,270
	BNDES	BRL	464,060,000	172,389	461,494,142	171,436

		USD	3,641,756,550	4,401,070	3,114,483,621	3,763,858
		CNY	1,084,955,000	187,979	1,084,955,000	187,979
		THB	5,501,000,000	184,999	5,501,000,000	184,999
		BRL	464,060,000	172,389	461,494,142	171,436

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

3)	Finance income and costs by category of financial instrument for the years ended December 31, 2016 and 2015 were as follows:

①	For the year ended December 31, 2016

(in millions of Won)		Finance income and costs							Other comprehensive income (loss)
		Interest income (expense)	Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	—	—	(16,917)	—	(9,923)	(26,840)	—
Available-for-sale financial assets		239	27,008	—	130,183	(222,725)	—	(65,295)	314,258
Loans and receivables		89,624	—	20,749	—	—	(740)	109,633	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	8,118	8,118	—
Financial liabilities at amortized cost		(154,864)	—	(123,220)	—	—	8,994	(269,090)	—

	~~W~~	(65,001)	27,008	(102,471)	113,266	(222,725)	6,449	(243,474)	314,258

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates, and joint ventures of ~~W~~117,443 million for the year ended December 31, 2016.

②	For the year ended December 31, 2015

(in millions of Won)		Finance income and costs							Other comprehensive income (loss)
		Interest income (expense)	Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	—	—	(438)	—	36,766	36,328	—
Available-for-sale financial assets		50	176,717	—	58,089	(100,357)	—	134,499	(124,060)
Loans and receivables		91,300	—	60,313	—	—	(645)	150,968	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	14,078	14,078	—
Financial liabilities at amortized cost		(232,130)	—	(216,120)	—	—	(43)	(448,293)	—

	~~W~~	(140,780)	176,717	(155,807)	57,651	(100,357)	50,156	(112,420)	(124,060)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates, and joint ventures of ~~W~~274,257 million for the year ended December 31, 2015.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(b)	Credit risk

1)	Credit risk exposure

The carrying amount of financial assets represents the Company’s maximum exposure to credit risk. The maximum exposure to credit risk as of December 31, 2016 and 2015 are as follows:

(in millions of Won)		2016	2015
Cash and cash equivalents	~~W~~	120,529	1,634,106
Financial assets at fair value through profit or loss		80,959	90,883
Available-for-sale financial assets		6,338	17,967
Loans and other receivables		4,355,797	3,560,117
Trade accounts and notes receivable		3,216,209	2,740,104
Long-term trade accounts and notes receivable		14,040	19,895

	~~W~~	7,793,872	8,063,072

The Company provided financial guarantee for the repayment of loans of subsidiaries, associates, and joint ventures. As of December 31, 2016 and 2015, the maximum exposure to credit risk caused by financial guarantee amounted to ~~W~~4,308,272 million and ~~W~~4,476,179 million, respectively.

2)	Impairment losses on financial assets

①	Allowance for doubtful accounts as of December 31, 2016 and 2015 are as follows:

(in millions of Won)		2016	2015
Trade accounts and notes receivable	~~W~~	15,519	11,239
Other accounts receivable		5,709	325

	~~W~~	21,228	11,564

②	Impairment losses on financial assets for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)		2016	2015
Bad debt expenses (reversal of allowance for doubtful account)	~~W~~	54,130	(7,373)
Impairment loss on available-for-sale securities		222,725	100,357

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

③	The aging and impairment losses of trade accounts and notes receivable as of December 31, 2016 and 2015 are as follows:

(in millions of Won)		2016		2015
		Trade accounts and notes receivable	Impairment	Trade accounts and notes receivable	Impairment
Not due	~~W~~	3,193,023	229	2,555,433	267
Over due less than 1 month		17,940	261	99,221	3
1 month - 3 months		2,451	255	40,871	51
3 months - 12 months		4,909	388	42,126	3,264
Over 12 months		27,445	14,386	33,587	7,654

	~~W~~	3,245,768	15,519	2,771,238	11,239

④	The aging and impairment losses of loans and other account receivable as of December 31, 2016 and 2015 are as follows:

(in millions of Won)		2016		2015
		Loans and other account receivable	Impairment	Loans and other account receivable	Impairment
Not due	~~W~~	174,061	3,533	228,265	—
Over due less than 1 month		6,747	—	2,986	—
1 month - 3 months		23,725	—	822	—
3 months - 12 months		770	—	10,519	—
Over 12 months		2,215	2,176	3,132	325

	~~W~~	207,518	5,709	245,724	325

⑤	Changes in the allowance for doubtful accounts for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)		2016	2015
Beginning	~~W~~	11,564	20,515
Bad debt expenses (reversal of allowance for doubtful account)		54,130	(7,373)
Others		(44,466)	(1,578)

Ending	~~W~~	21,228	11,564

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(c)	Liquidity risk

Contractual maturities for non-derivative financial liabilities, including estimated interest, are as follows:

(in millions of Won)		Book value	Contractual cash flow	Within 3 months	3 months - 6 months	6 months - 1 year	1 year - 5 years	After 5 years
Trade accounts and notes payable	~~W~~	1,082,927	1,082,927	1,082,927	—	—	—	—
Borrowings		4,142,854	4,726,874	75,003	359,536	73,939	3,985,476	232,920
Financial guarantee liabilities(*1)		89,250	4,308,272	4,308,272	—	—	—	—
Other financial liabilities		976,574	988,312	847,950	2,320	12,355	125,687	—

	~~W~~	6,291,605	11,106,385	6,314,152	361,856	86,294	4,111,163	232,920

(*1)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

(d)	Currency risk

1)	The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of the changes in foreign exchange rates. The exposure to currency risk as of December 31, 2016 and 2015 are as follows:

(in millions of Won)		2016		2015
		Assets	Liabilities	Assets	Liabilities
USD	~~W~~	876,981	2,310,417	1,536,771	2,491,796
JPY		42,610	573,461	56,246	750,930
CNY		322,449	5,438	149,266	7,970
INR		254,803	—	204,740	—
Others		250,348	6,461	141,462	8,800

	~~W~~	1,747,191	2,895,777	2,088,485	3,259,496

2)	As of December 31, 2016 and 2015, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)		2016		2015
		10% increase	10% decrease	10% increase	10% decrease
USD	~~W~~	(143,344)	143,344	(95,503)	95,503
JPY		(53,085)	53,085	(69,468)	69,468
CNY		31,701	(31,701)	14,130	(14,130)
INR		25,480	(25,480)	20,474	(20,474)

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(e)	Interest rate risk

1)	The carrying amount of interest-bearing financial instruments as of December 31, 2016 and 2015 are as follows:

(in millions of Won)		2016	2015
Fixed rate
Financial assets	~~W~~	4,280,514	4,974,288
Financial liabilities		(4,178,948)	(5,241,012)

	~~W~~	101,566	(266,724)

Variable rate
Financial liabilities	~~W~~	(41,468)	(52,053)

2)	Sensitivity analysis on the fair value of financial instruments with fixed interest rate

The Company does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the Company does not designate derivatives (interest rate swaps) as hedging instruments under fair value hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss.

3)	Sensitivity analysis on the cash flows of financial instruments with variable interest rate

As of December 31, 2016 and 2015, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in interest expense for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)		2016		2015
		1% increase	1% decrease	1% increase	1% decrease
Variable rate financial instruments	~~W~~	(415)	415	(521)	521

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(f)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of December 31, 2016 and 2015 are as follows:

(in millions of Won)		2016		2015
		Book value	Fair value	Book value	Fair value
Assets measured at fair value
Available-for-sale financial assets(*1)	~~W~~	1,950,447	1,950,447	1,622,911	1,622,911
Derivatives assets		80,959	80,959	90,883	90,883

		2,031,406	2,031,406	1,713,794	1,713,794

Assets measured at amortized cost(*2)
Cash and cash equivalents		120,529	120,529	1,634,106	1,634,106
Trade accounts and note receivable, net		3,230,249	3,230,249	2,759,999	2,759,999
Loans and other receivables, net		4,355,797	4,355,797	3,560,117	3,560,117

		7,706,575	7,706,575	7,954,222	7,954,222

Liabilities measured at fair value
Derivatives liabilities		—	—	8,118	8,118
Liabilities measured at amortized cost(*2)
Trade accounts and notes payable		1,082,927	1,082,927	577,856	577,856
Borrowings		4,142,854	4,354,129	5,288,827	5,573,931
Financial guarantee liabilities		89,250	89,250	99,054	99,054
Others		976,574	976,574	978,648	978,648

	~~W~~	6,291,605	6,502,880	6,944,385	7,229,489

(*1)	Available-for-sale financial assets which are not measured at fair value are not included.
(*2)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings (fair value hierarchy Level 2) since their carrying amounts approximate fair value.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

2)	The fair values of financial assets and financial liabilities by fair value hierarchy as of December 31, 2016 and 2016 are as follows:

①	December 31, 2016

(in millions of Won)		Level 1	Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,756,713	—	193,734	1,950,447
Derivatives assets		—	70,613	10,346	80,959

	~~W~~	1,756,713	70,613	204,080	2,031,406

②	December 31, 2015

(in millions of Won)		Level 1	Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,394,480	—	228,431	1,622,911
Derivatives assets		—	12,591	78,292	90,883

	~~W~~	1,394,480	12,591	306,723	1,713,794

Financial liabilities
Derivatives liabilities	~~W~~	—	—	8,118	8,118

3)	Financial assets and financial liabilities classified as fair value hierarchy Level 2

Fair values of financial instruments are calculated based on the derivatives instrument valuation model such as market approach method and discounted cash flow method. Inputs of the financial instrument valuation model include interest rate, exchange rate, spot price of underlying assets, volatility and others. It may change depending on the type of derivatives and the nature of the underlying assets.

4)	Financial assets and financial liabilities classified as fair value hierarchy Level 3

①	Value measurement method and significant but not observable inputs for the financial assets classified as fair value hierarchy Level 3 as of December 31, 2016 are as follows:

(in millions of Won)		Fair value	Valuation technique	Inputs	Range of inputs	Effect on fair value assessment with unobservable input
Available-for-sale financial assets	~~W~~	190,884	Discounted cash flows	Discount rate	7.80%	As discount rate increases, fair value decreases
		2,850	Asset value approach	—	—	—
Derivatives assets		10,346	Discounted cash flows	Discount rate	8.39%	As discount rate increases, fair value decreases

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

②	Sensitivity analysis of financial assets and financial liabilities classified as Level 3 of fair value hierarchy

If other inputs remain constant as of December 31, 2016 and one of the significant but not observable input is changed, the effect on fair value measurement is as follows:

(in millions of Won)	Input variable		Favorable changes	Unfavorable changes
Available-for-sale financial assets	Fluctuation 0.5% of discount rate	~~W~~	17,273	15,632
Derivatives assets	Fluctuation 0.5% of discount rate		72	71

③	Changes in fair value of financial assets and financial liabilities classified as Level 3 for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)		2016	2015
Beginning	~~W~~	298,605	28,177
Acquisition		10,150	317,086
Changes in the fair value of derivatives		(59,829)	48,487
Other comprehensive income (loss)		(30,651)	2,567
Impairment		(14,086)	(23,849)
Disposal and others		(109)	(73,863)

Ending	~~W~~	204,080	298,605

23. Share Capital and Capital Surplus

(a)	Share capital as of December 31, 2016 and 2015 are as follows:

(Share, in Won)		2016	2015
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of December 31, 2016, total shares of ADRs of 39,889,560 are equivalent to 9,972,390 of common stock.
(*2)	As of December 31, 2016, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(b)	The changes in issued common stock for the years ended December 31, 2016 and 2015 were as follows:

(Share)	2016			2015
	Issued shares	Treasury shares	Number of outstanding shares	Issued shares	Treasury shares	Number of outstanding shares
Beginning	87,186,835	(7,191,187)	79,995,648	87,186,835	(7,193,807)	79,993,028
Disposal of treasury shares	—	2,017	2,017	—	2,620	2,620

Ending	87,186,835	(7,189,170)	79,997,665	87,186,835	(7,191,187)	79,995,648

(c)	Capital surplus as of December 31, 2016 and 2015 are as follows:

(in millions of Won)		2016	2015
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		783,788	783,756
Loss from merger		(91,310)	—

	~~W~~	1,156,303	1,247,581

24. Hybrid Bonds

(a)	Hybrid bonds classified as equity as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of interest (%)		2016	2015
Hybrid bond 1-1(*1)	6/13/2013	6/13/2043	4.30	~~W~~	800,000	800,000
Hybrid bond 1-2(*1)	6/13/2013	6/13/2043	4.60		200,000	200,000
Issuance cost					(3,081)	(3,081)

				~~W~~	996,919	996,919

(*1)	Details of hybrid bonds as of December 31, 2016 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000
Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)
Interest rate

Issue date ~ 2018-06-12 : 4.3%
Reset every 5 years as follows;
● After 5 years : return on government bond (5 years) + 1.3%
● After 10 years : additionally + 0.25% according to Step-up clauses

● After 25 years : additionally + 0.75%

Issue date ~ 2023-06-12 : 4.6%
Reset every 10 years as follows;
● After 10 years : return on government bond (10 years) + 1.4%
● After 10 years : additionally + 0.25% according to Step-up clauses

● After 30 years : additionally + 0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)	Quarterly (Optional deferral of interest payment is available to the Company)
Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

The hybrid bond holders’ preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of December 31, 2016 amounts to ~~W~~2,389 million.

25. Reserves

(a)	Reserves as of December 31, 2016 and 2015 are as follows:

(in millions of Won)		2016	2015
Accumulated changes in the unrealized fair value of available-for-sale investments, net of tax	~~W~~	284,240	(30,018)

(b)	Changes in the accumulated unrealized fair value of available-for-sale investments for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)		2016	2015
Beginning balance	~~W~~	(30,018)	94,042
Changes in the unrealized fair value of available-for-sale investments		296,833	(263,972)
Reclassification to profit or loss upon disposal		(104,970)	(52)
Impairment of available-for-sale investments		222,725	100,357
Tax effects		(100,330)	39,607

Ending balance	~~W~~	284,240	(30,018)

26. Treasury Shares

Based on the Board of Director’s resolution, the Company holds treasury shares for the business purposes including price stabilization. The changes in treasury shares for the years ended December 31, 2016 and 2015 were as follows:

(shares, in millions of Won)	2016			2015
	Number of shares		Amount	Number of shares		Amount
Beginning	7,191,187	~~W~~	1,533,898	7,193,807	~~W~~	1,534,457
Disposal of treasury shares	(2,017)		(430)	(2,620)		(559)

Ending	7,189,170	~~W~~	1,533,468	7,191,187	~~W~~	1,533,898

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

27. Retained Earnings

(a)	Retained earnings as of December 31, 2016 and 2015 are summarized as follows:

(in millions of Won)		2016	2015
Legal reserve	~~W~~	241,202	241,202
Reserve for business rationalization		918,300	918,300
Reserve for research and manpower development		726,667	1,106,667
Appropriated retained earnings for business expansion		37,910,500	36,710,500
Appropriated retained earnings for dividends		1,141,390	1,451,783
Unappropriated retained earnings		2,004,991	1,434,118

	~~W~~	42,943,050	41,862,570

(b)	Statements of appropriation of retained earnings as of December 31, 2016 and 2015 are as follows:

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(in millions of Won)		2016	2015
Retained earnings before appropriation
Unappropriated retained earnings carried over from prior year	~~W~~	444,537	280,498
Remeasurements of defined benefit plans		(768)	38,910
Interests of hybrid bonds		(43,832)	(43,574)
Interim dividends		(179,992)	(159,987)
(Dividends (ratio) per share
~~W~~2,250 (45%) in 2016
~~W~~2,000 (40%) in 2015)
Profit for the period		1,785,046	1,318,271

		2,004,991	1,434,118
Transfer from discretionary reserve
Reserve for research and manpower development		350,000	380,000
Appropriated retained earnings for dividends		193,717	310,393

		543,717	690,393
Appropriation of retained earnings
Divedends		459,987	479,974
(Dividends (ratio) per share
~~W~~5,750 (115%) in 2016
~~W~~6,000 (120%) in 2015)
Appropriated retained earnings for business expansion		1,600,000	1,200,000

		2,059,987	1,679,974

Unappropriated retained earnings carried forward to subsequent year	~~W~~	488,721	444,537

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

28. Revenue

Details of revenue for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)		2016	2015
Sales of goods	~~W~~	24,147,416	25,428,226
Others		177,517	178,995

	~~W~~	24,324,933	25,607,221

29. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)		2016	2015
Wages and salaries	~~W~~	209,324	213,168
Expenses related to post-employment benefits		35,254	31,521
Other employee benefits		49,730	45,401
Travel		12,202	12,466
Depreciation		18,158	18,738
Amortization		56,031	52,649
Rental		60,609	68,569
Repairs		7,389	9,288
Advertising		73,823	73,827
Research & development ●		83,057	94,074
Service fees		168,865	187,515
Supplies		5,257	5,162
Vehicles maintenance		6,142	6,788
Industry association fee		8,324	7,235
Training		16,886	16,996
Conference		3,920	5,364
Bad debt expenses		44,051	2,811
Others		30,255	38,874

	~~W~~	889,277	890,446

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(b)	Selling expenses

Selling expenses for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)		2016	2015
Freight and custody expenses	~~W~~	784,013	899,440
Operating expenses for distribution center		9,735	10,367
Sales commissions		86,818	79,715
Sales advertising		5,031	3,102
Sales promotion		5,511	5,781
Sample		936	1,393
Sales insurance premium		4,679	5,338

	~~W~~	896,723	1,005,136

30. Research and Development Expenditures Recognized as Expenses

Research and development expenditures recognized as expenses for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)		2016	2015
Selling and administrative expenses	~~W~~	83,057	94,074
Cost of sales		317,466	341,582

	~~W~~	400,523	435,656

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

31. Finance Income and Costs

Details of finance income and costs for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)		2016	2015
Finance income
Interest income	~~W~~	89,863	91,350
Dividend income		144,451	450,974
Gain on foreign currency transactions		247,539	215,134
Gain on foreign currency translations		53,541	22,765
Gain on disposals of available-for-sale investments		131,007	58,171
Gain on valuation of derivatives		79,602	52,458
Others		10,477	5,554

	~~W~~	756,480	896,406

Finance costs
Interest expenses	~~W~~	154,864	232,130
Loss on foreign currency transactions		298,006	205,698
Loss on foreign currency translations		105,545	188,008
Impairment loss on available-for-sale investments		222,725	100,357
Loss on valuation of derivatives		81,408	1,613
Loss on derivative transactions		17,034	505
Others		2,929	6,258

	~~W~~	882,511	734,569

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

32. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)		2016	2015
Other non-operating income
Gain on disposals of property, plant and equipment	~~W~~	19,579	11,000
Gain on disposals of assets held for sale		6,814	409,578
Reversal of allowance for doubtful accounts		—	10,235
Reversal of provisions		12,475	—
Premium income		9,285	14,976
Gain on exemption of debts		9,665	—
Others		24,051	19,527

	~~W~~	81,869	465,316

Other non-operating expenses
Loss on disposals of property, plant and equipment	~~W~~	93,536	90,852
Impairment loss on property, plant and equipment		58,388	70,674
Impairment loss on investment insubsidiaries, associates and joint ventures		184,283	327,776
Loss on disposals of assets held for sale		—	209,775
Impairment loss on assets held for sale		—	95,737
Other bad debt expenses		10,079	51
Contribution to provisions		—	2,174
Donations		34,324	49,854
Others(*1)		21,231	350,226

	~~W~~	401,841	1,197,119

(*1)	The Company recorded litigation expense of ~~W~~299,037 million in connection with its settlement with Nippon Steel & Sumitomo Metal Corporation for a civil lawsuit regarding improperly acquired trade secrets and patents for the year ended December 31, 2015.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

33. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the years ended December 31, 2016 and 2015 were as follows (excluding finance costs and income tax expenses):

(in millions of Won)		2016	2015
Changes in inventories(*1)	~~W~~	(109,406)	433,129
Raw materials and consumables used		12,853,852	13,785,536
Employee benefits expenses(*3)		1,644,415	1,580,980
Outsourced processing cost		2,035,578	2,139,554
Depreciation(*2)		2,061,408	2,065,521
Amortization		79,655	70,742
Electricity and water expenses		755,994	897,888
Service fees		246,205	255,944
Rental		79,840	87,589
Advertising		73,823	73,827
Freight and custody expenses		784,013	899,440
Sales commissions		86,818	79,715
Loss on disposals of property, plant and equipment		93,536	90,852
Impairment loss on property, plant and equipment		58,388	70,674
Impairment loss on investments in subsidiaries, associates and joint ventures		184,283	327,776
Other expenses		1,163,036	1,706,924

	~~W~~	22,091,438	24,566,091

(*1)	Changes in inventories are the changes in products, semi-finished products and by-products.
(*2)	Includes depreciation of investment property.
(*3)	The details of employee benefits expenses for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)		2016	2015
Wages and salaries	~~W~~	1,477,745	1,432,605
Expenses related to post-employment benefits		166,670	148,375

	~~W~~	1,644,415	1,580,980

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

34. Income Taxes

(a)	Income tax expense for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)		2016	2015
Current income taxes(*1)	~~W~~	472,264	375,615
Deferred income taxes		32,119	(52,799)
Items credited directly to equity		(100,095)	27,196

Income tax expense	~~W~~	404,288	350,012

(*1)	Refund (additional payment) of income taxes when filing a final corporation tax return credited (charged) directly to current income taxes.

(b)	The calculated income tax expense based on statutory rates compared to the actual amount of taxes recorded by the Company for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)		2016	2015
Profit before income tax expense	~~W~~	2,189,334	1,668,283
Income tax expense computed at statutory rate		529,357	403,263
Adjustments:
Tax credit		(22,948)	(137,294)
Over provisions from prior years		(2,625)	(39,785)
Investment in subsidiaries, associates and joint ventures		(91,223)	142,412
Tax effect due to permanent differences		(10,624)	(20,803)
Others		2,351	2,219

		(125,069)	(53,251)

Income tax expense	~~W~~	404,288	350,012

Effective tax rate (%)		18.5%	21.0%

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(c)	The income taxes credited (charged) directly to equity for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)		2016	2015
Net changes in unrealized fair value of available-for-sale investments	~~W~~	(100,330)	39,607
Remeasurements of defined benefit plans		245	(12,423)
Gain(loss) on disposal of treasury shares		(10)	12

	~~W~~	(100,095)	27,196

(d)	The movements in deferred tax assets (liabilities) for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)		2016			2015
		December 31, 2015	Increase (decrease)	December 31, 2016	December 31, 2014	Increase (decrease)	December 31, 2015
Deferred income tax due to temporary differences
Reserve for special repairs	~~W~~	(11,049)	342	(10,707)	(12,413)	1,364	(11,049)
Reserve for technology developments		(175,853)	84,700	(91,153)	(255,713)	79,860	(175,853)
PPE - Depreciation		(33,229)	15,436	(17,793)	(39,151)	5,922	(33,229)
Prepaid expenses		19,150	508	19,658	17,427	1,723	19,150
PPE - Revaluation		(1,387,331)	(130,647)	(1,517,978)	(1,213,709)	(173,622)	(1,387,331)
Gain or loss on foreign currency translation		(8,121)	18,918	10,797	(48,414)	40,293	(8,121)
Defined benefit obligations		224,379	14,998	239,377	216,146	8,233	224,379
Plan assets		(245,036)	(24,221)	(269,257)	(221,216)	(23,820)	(245,036)
Accrued revenue		(2,160)	(426)	(2,586)	(878)	(1,282)	(2,160)
Impairment loss		238,678	111,775	350,453	104,810	133,868	238,678
Difference in acquisition costs of treasury shares		62,116	(17)	62,099	62,139	(23)	62,116
Others		89,104	78,585	167,689	95,271	(6,167)	89,104

		(1,229,352)	169,951	(1,059,401)	(1,295,701)	66,349	(1,229,352)

Deferred tax from tax credit
Tax credit carry-forward		173,177	(90,965)	82,212	213,911	(40,734)	173,177
Deferred income taxes recognized directly to equity
Net changes in the unrealized fair value of AFS		9,584	(100,330)	(90,746)	(30,023)	39,607	9,584
Remeasurements of defined benefit plans		51,724	245	51,969	64,147	(12,423)	51,724

		61,308	(100,085)	(38,777)	34,124	27,184	61,308

	~~W~~	(994,867)	(21,099)	(1,015,966)	(1,047,666)	52,799	(994,867)

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(e)	Deferred tax assets (liabilities) as of December 31, 2016 and 2015 are as follows:

(in millions of Won)		2016			2015
		Assets	Liabilities	Net	Assets	Liabilities	Net
Deferred income tax due to temporary differences
Reserve for special repairs	~~W~~	—	(10,707)	(10,707)	—	(11,049)	(11,049)
Reserve for technology developments		—	(91,153)	(91,153)	—	(175,853)	(175,853)
PPE - Depreciation		17,139	(34,932)	(17,793)	10,314	(43,543)	(33,229)
Prepaid expenses		19,658	—	19,658	19,150	—	19,150
PPE - Revaluation		—	(1,517,978)	(1,517,978)	—	(1,387,331)	(1,387,331)
Gain or loss on foreign currency translation		88,263	(77,466)	10,797	106,067	(114,188)	(8,121)
Defined benefit obligations		239,377	—	239,377	224,379	—	224,379
Plan assets		—	(269,257)	(269,257)	—	(245,036)	(245,036)
Accrued revenue		—	(2,586)	(2,586)	—	(2,160)	(2,160)
Impairment loss		350,453	—	350,453	238,678	—	238,678
Difference in acquisition costs of treasury shares		62,099	—	62,099	62,116	—	62,116
Others		232,084	(64,395)	167,689	144,266	(55,162)	89,104

		1,009,073	(2,068,474)	(1,059,401)	804,970	(2,034,322)	(1,229,352)

Deferred tax from tax credit
Tax credit carry-forward		82,212	—	82,212	173,177	—	173,177
Deferred income taxes recognized directly to equity
Net changes in the unrealized fair value of AFS		28,629	(119,375)	(90,746)	39,091	(29,507)	9,584
Remeasurements of defined benefit plans		51,969	—	51,969	51,724	—	51,724

		80,598	(119,375)	(38,777)	90,815	(29,507)	61,308

	~~W~~	1,171,883	(2,187,849)	(1,015,966)	1,068,962	(2,063,829)	(994,867)

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

35. Earnings per Share

Basic and diluted earnings per share for the years ended December 31, 2016 and 2015 are as follows:

(in Won, except per share information)		2016	2015
Profit for the period	~~W~~	1,785,045,916,393	1,318,271,459,610
Interests of hybrid bonds		(33,225,163,081)	(33,029,632,499)
Weighted-average number of common shares outstanding(*1)		79,996,389	79,993,834
Basic and diluted earnings per share	~~W~~	21,899	16,067

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

(in share)	2016	2015
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,190,446)	(7,193,001)

Weighted-average numberof common shares outstanding	79,996,389	79,993,834

Since there were no potential shares of common stock which had dilutive effects as of December 31, 2016 and 2015, diluted earnings per share is equal to basic earnings per share.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

36. Related Party Transactions

(a)	Significant transactions with related companies for the years ended December 31, 2016 and 2015 were as follows:

1)	For the year ended December 31, 2016

(in millions of Won)		Sales and others(*1)		Purchase and others(*2)
		Sales	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	29,511	16,661	8	183,768	—	24,511
POSCO Processing&Service		1,212,220	5,778	549,803	2,896	22,704	2,445
POSCO COATED & COLOR STEEL Co., Ltd.		326,078	2,560	—	—	12,232	126
POSCO ICT(*4)		1,224	727	—	219,301	32,456	171,107
eNtoB Corporation		—	5	278,016	9,836	212	19,436
POSCO CHEMTECH		319,164	33,784	502,448	14,847	290,427	5,139
POSCO ENERGY CO., LTD.		187,311	1,382	—	—	—	7
POSCO TMC Co., Ltd.(*5)		219,489	—	2	—	863	1,177
POSCO AST(*5)		152,098	1	—	—	19,695	922
POSCO DAEWOO Corporation(formerly, Daewoo International Corporation)(*6)		3,227,716	34,341	92,203	—	343	—
POSCO Thainox Public Company Limited		237,471	2,915	9,593	—	19	548
POSCO America Corporation		469,543	—	284	—	—	1,103
POSCO Canada Ltd.		275	—	148,528	—	—	—
POSCO Asia Co., Ltd.		1,758,080	1,373	403,174	247	939	3,602
Qingdao Pohang Stainless Steel Co., Ltd.		135,405	—	—	—	—	525
POSCO JAPAN Co., Ltd.		1,112,489	128	23,217	3,744	345	3,841
POSCO-VIETNAM Co., Ltd.		226,063	445	—	—	—	—
POSCO MEXICO S.A. DE C.V.		274,210	462	—	—	—	—
POSCO Maharashtra Steel Private Limited		355,829	2,613	—	—	—	93
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		149,911	—	—	—	—	—
Others		766,263	22,717	207,601	62,202	212,344	145,562

		11,160,350	125,892	2,214,877	496,841	592,579	380,144

Associates and joint ventures(*3)
SeAH Changwon Integrated Special Steel		28	—	1,095	—	627	—
POSCO PLANTEC Co., Ltd.		2,245	48	3,533	244,898	16,812	8,146
SNNC		6,004	1,042	487,395	—	—	2
POSCO-SAMSUNG-Slovakia Processing center		44,686	—	—	—	—	—
KOBRASCO		—	29,297	—	—	—	—
Others		26,625	13,122	175,246	—	—	—

		79,588	43,509	667,269	244,898	17,439	8,148

	~~W~~	11,239,938	169,401	2,882,146	741,739	610,018	388,292

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of December 31, 2016, the Company provided guarantees to related parties (Note 22).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.
(*5)	During the year ended December 31, 2016, they were merged into POSCO Processing&Service.
(*6)	During the year ended December 31, 2016, Daewoo International Corporation was renamed POSCO DAEWOO Corporation.

2)	For the year ended December 31, 2015

(in millions of Won)		Sales and others		Purchase and others
		Sales	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	4,441	145	19	427,760	2,250	37,488
POSCO Processing&Service		1,074,826	24	437,626	—	—	2,281
POSCO COATED & COLOR STEEL Co., Ltd.		380,626	—	—	—	9,359	104
POSCO ICT		1,259	7	—	210,877	29,612	182,745
eNtoB Corporation		—	—	261,989	6,501	130	22,017
POSCO CHEMTECH		436,594	30,343	519,956	9,515	297,183	1,773
POSCO ENERGY CO., LTD.		188,458	1,359	—	—	—	6
POSCO TMC Co., Ltd.		263,242	—	—	—	1,497	1,560
POSCO AST		362,658	15	4,115	—	39,175	1,611
POSHIMETAL Co., Ltd.		10,777	151	145,165	—	—	46
POSCO DAEWOO Corporation(formerly, Daewoo International Corporation)		3,505,187	34,334	46,675	—	—	480
SeAH Changwon Integrated Special Steel(*1)		2,811	176,904	8,239	—	515	75
POSCO PLANTEC Co., Ltd.(*1)		4,280	33	2,544	125,192	15,135	13,649
POSCO Thainox Public Company Limited		268,576	10	5,147	—	—	34
PT. KRAKATAU POSCO		—	—	118,888	—	—	—
POSCO America Corporation		624,549	6	—	—	—	725
POSCO Canada Ltd.		—	—	111,243	—	—	—
POSCO Asia Co., Ltd.		1,822,932	960	269,086	—	513	2,273
Qingdao Pohang Stainless Steel Co., Ltd.		118,845	—	—	—	—	220
POSCO JAPAN Co., Ltd.		1,051,910	9,383	25,957	2,278	201	2,754
POSCO MEXICO S.A. DE C.V.		270,184	80	—	—	—	11
POSCO Maharashtra Steel Private Limited		421,244	752	—	—	—	31
Others(*2)		867,334	14,474	223,393	113,769	212,539	129,506

		11,680,733	268,980	2,180,042	895,892	608,109	399,389

Associates and joint ventures
SeAH Changwon Integrated Special Steel(*1)		6,042	—	3,802	—	419	—
POSCO PLANTEC Co., Ltd.(*1)		147	14	1,017	82,338	3,513	4,676
SNNC		4,673	594	422,420	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		26,379	—	—	—	—	—
Others(*3,4)		28,841	40,600	51,855	—	—	—

		66,082	41,208	479,094	82,338	3,932	4,676

	~~W~~	11,746,815	310,188	2,659,136	978,230	612,041	404,065

(*1)	Reclassified from a subsidiary to an associate(Note 11).
(*2)	During the year ended December 31, 2015, the Company borrowed USD 17.42 million from POSCO-Uruguay S.A., a subsidiary of the Company, and the entire amount was repaid as of December 31, 2015.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(*3)	During the year ended December 31, 2015, the Company lent USD 60 million to CSP-Compania Siderurgica do Pecem, an associate of the Company, and the entire amount of loan was collected as of December 31, 2015.
(*4)	The Company has recovered loans of USD 3.85 million from LLP POSUK Titanium, an associate of the Company for the year ended December 31, 2015

(b)	The related account balances of significant transactions with related companies as of December 31, 2016 and 2015 are as follows:

1)	December 31, 2016

(in millions of Won)		Receivables			Payables
		Trade accounts and notes receivable	Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	3	3,359	3,362	—	9,825	515	10,340
POSCO Processing&Service		207,744	178	207,922	1,085	5,367	5,184	11,636
POSCO COATED & COLOR STEEL Co., Ltd.		48,716	324	49,040	—	5	1,600	1,605
POSCO ICT		—	128	128	1,062	89,382	6,074	96,518
eNtoB Corporation		—	—	—	9,948	29,310	15	39,273
POSCO CHEMTECH		27,253	3,868	31,121	54,702	11,870	19,282	85,854
POSCO ENERGY CO., LTD.		18,701	2,012	20,713	—	—	1,425	1,425
POSCO DAEWOO Corporation(formerly, Daewoo International Corporation)		182,700	11,184	193,884	460	183	49	692
POSCO Thainox Public Company Limited		62,034	8	62,042	—	224	—	224
POSCO America Corporation		10,008	—	10,008	—	—	—	—
POSCO Asia Co., Ltd.		375,823	7	375,830	25,101	—	—	25,101
Qingdao Pohang Stainless Steel Co., Ltd.		25,386	—	25,386	—	5	—	5
POSCO MEXICO S.A. DE C.V.		114,166	—	114,166	—	—	—	—
POSCO Maharashtra Steel Private Limited		208,737	2,512	211,249	—	—	—	—
Others		333,031	2,461	335,492	17,374	46,455	26,974	90,803

		1,614,302	26,041	1,640,343	109,732	192,626	61,118	363,476

Associates and jointventures
POSCO PLANTEC Co., Ltd.		30	9	39	2,125	39,647	—	41,772
SNNC		223	26	249	40,201	—	—	40,201
Others		800	1	801	991	17,685	—	18,676

		1,053	36	1,089	43,317	57,332	—	100,649

	~~W~~	1,615,355	26,077	1,641,432	153,049	249,958	61,118	464,125

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

2)	December 31, 2015

(in millions of Won)		Receivables			Payables
		Trade accounts and notes receivable	Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	508	30,368	30,876	—	42,159	1,002	43,161
POSCO Processing&Service		74,985	175	75,160	10,868	603	—	11,471
POSCO COATED & COLOR STEEL Co., Ltd.		43,669	66	43,735	—	—	1,262	1,262
POSCO ICT		—	6,832	6,832	1,060	94,865	5,880	101,805
eNtoB Corporation		—	—	—	8,683	14,209	12	22,904
POSCO CHEMTECH		32,670	4,500	37,170	54,636	11,398	18,062	84,096
POSCO ENERGY CO., LTD.		18,680	2,585	21,265	—	—	—	—
POSCO TMC Co., Ltd.		63,521	31	63,552	—	180	195	375
POSCO AST		54,844	54	54,898	—	1,915	3,294	5,209
POSHIMETAL Co., Ltd.		707	9	716	—	10,148	—	10,148
POSCO DAEWOO Corporation(formerly, Daewoo International Corporation)		144,970	—	144,970	—	—	—	—
POSCO Thainox Public Company Limited		65,152	2	65,154	542	—	—	542
POSCO America Corporation		38,715	—	38,715	—	—	—	—
POSCO Asia Co., Ltd.		299,608	235	299,843	21,198	69	—	21,267
Qingdao Pohang Stainless Steel Co., Ltd.		16,689	—	16,689	—	—	—	—
POSCO MEXICO S.A. DE C.V.		94,588	—	94,588	—	—	—	—
POSCO Maharashtra Steel Private Limited		205,390	20	205,410	—	—	—	—
Others		172,019	5,035	177,054	18,208	45,476	23,985	87,669

		1,326,715	49,912	1,376,627	115,195	221,022	53,692	389,909

Associates and jointventures
SeAH Changwon Integrated Special Steel		1,201	—	1,201	161	15	—	176
POSCO PLANTEC Co., Ltd.		123	19	142	1,901	46,159	—	48,060
SNNC		298	20	318	639	2	—	641
Others		740	12,200	12,940	—	145	—	145

		2,362	12,239	14,601	2,701	46,321	—	49,022

	~~W~~	1,329,077	62,151	1,391,228	117,896	267,343	53,692	438,931

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(c)	For the years ended December 31, 2016 and 2015, details of compensation to key management officers were as follows:

(in millions of Won)		2016	2015
Short-term benefits	~~W~~	27,682	35,459
Long-term benefits		11,956	11,304
Retirement benefits		6,960	10,238

	~~W~~	46,598	57,001

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

37. Commitments and Contingencies

(a)	Contingent liabilities

Contingent liabilities may develop in a way not initially expected. Therefore, management continuously assesses contingent liabilities to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the financial statements of the period in which the change in probability occurs (except in the extremely rare circumstances where no reliable estimate can be made).

The management makes estimates and assumptions that affect disclosures of commitments and contingencies. All estimates and assumptions are based on the evaluation of current circumstances and appraisals with the supports of internal specialists or external consultants.

The management regularly analyzes current information about these matters and provides for probable contingent losses including the estimate of legal expense to resolve the matters. Internal and external lawyers are used for these assessments. In making the decision regarding the need for provisions, management considers whether the Company has an obligation as a result of a past event, whether it is probable that an outflow or cash or other resources embodying economic benefits will be required to settle the obligation and the ability to make a reliable estimate of the amount of obligation.

(b)	Commitments

The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of December 31, 2016, 144 million tons of iron ore and 22 million tons of coal remained to be purchased under such long-term contracts.

The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of December 31, 2016, the Company entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.49 million. The borrowings are related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the project. The Company is not liable for the repayment of full or part of the money borrowed if the respective project fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of December 31, 2016, the balances of the borrowing are USD 4.09 million.

(c)	As of December 31, 2016, the Company has provided two blank checks to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided three blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(d)	Litigation in progress

The Company is involved in 39 litigations for alleged damages aggregating to W126 billion as of December 31, 2016 which arose in the ordinary course of business. The Company has recognized provisions for three of 39 litigations amounting to W2.5 billion by estimating the outcome of such litigations reasonably. Except the three litigations, the Company has not recognized any provisions since the Company believes that it does not have a present obligation on other litigations as of December 31, 2016.

(e)	The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to the construction of new power plant by POSCO Energy Co., Ltd.

38. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)		2016	2015
Trade accounts and notes receivable, net	~~W~~	(467,096)	413,310
Other accounts receivable		24,329	173,294
Inventories		(528,926)	941,293
Prepaid expenses		5,058	2,271
Other current assets		4,372	1,466
Long-term guarantee deposits		199	(142)
Other non-current assets		(60)	401
Trade accounts and notes payable		492,256	(198,411)
Other accounts payable		(397)	(180,727)
Accrued expenses		(6,756)	7,938
Advances received		(2,560)	(1,738)
Withholdings		8,728	2,429
Unearned revenue		(1,416)	16,800
Other current liabilities		(16,795)	(36,523)
Payment severance benefits		(92,478)	(84,492)
Plan assets		(112,603)	(59,044)

	~~W~~	(694,145)	998,125

39. Non-Cash Transactions

Significant non-cash investing and financing transactions for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)		2016	2015
Acquisition of property, plant and equipment through finance lease	~~W~~	76,581	—
Acquisition of available-for-sale investment through exchanging shares		—	295,398
Financial guarantee liabilities		1,622	43,573

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

40. Business Combination

(a)	The Company merged with POSHIMETAL Co., Ltd. and POSCO Green Gas Technology for the year period ended December 31, 2016. The purpose of the business combination is to enhance shareholder’s value by increasing competence of the Company and maximizing efficiency of integrated operations through the synergy gained from the merger.

	POSHIMETAL Co., Ltd.	POSCO Green Gas Technology
Decision date of Board of Directors	2015.12.11	2016.02.19
Acquisition date	2016.03.01	2016.05.01

(b)	Since the merger between the controlling company and its subsidiaries, the assets acquired and liabilities assumed through the merger are measured at book value in the consolidated financial statements of the Company. The difference between considerations transferred and the book value of net assets recognized is reflected in capital surplus.

(in millions of Won)		POSHIMETAL Co., Ltd.	POSCO Green Gas Technology
Transfer price
Book value of existing ownership interest	~~W~~	2,966	682,600

Identifiable assets, acquired liabilities
Cash and cash equivalents		316	23,934
Trade accounts and note receivable, net		2,583	—
Inventories		35,113	9,227
Property, plant, equipment and intangible assets, net		231,848	1,059,901
Other assets		7,002	7,803
Trade accounts and note payable		(1,685)	—
Borrowings		(331,817)	(202,544)
Other payables		(2,931)	(226,602)
Other liabilities		(10,207)	(7,685)
Total identifiable net assets		(69,778)	664,034

Capital surplus arising from business combination
Decrease in capital surplus	~~W~~	72,744	18,566

Notice to Readers

This report is annexed in relation to the audit of the separate financial statements as of December 31, 2016 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Joint-stock Companies of the Republic of Korea

Independent Auditors’ Review Report on Internal Accounting Control System

English Translation of a Report Originally Issued in Korean

To the President of

POSCO:

We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of POSCO (the “Company”) as of December 31, 2016. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2016, in all material respects, in accordance with the IACS Standards issued by the IACS Operations Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with Korean International Financial Reporting Standards. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2016 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2016. We did not review the Company’s IACS subsequent to December 31, 2016. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

Seoul, Korea

March 2, 2017

Report on the Operations of Internal Accounting Control System

English Translation of a Report Originally Issued in Korean

Report on the Operations of Internal Accounting Control System

To the Board of Directors and Audit Committee of

POSCO:

I, as the Internal Accounting Control Officer (“IACO”) of POSCO (“the Company”), have assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) as of December 31, 2016.

The Company’s management, including IACO, is responsible for the design and operations of its IACS. I, as the IACO, have assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial statement preparation and presentation for external uses. I, as the IACO, applied the IACS Standards established by the IACS Operations Committee for the assessment of design and operations of the IACS.

Based on the assessment of the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2016, in all material respects, in accordance with the IACS Standards issued by the IACS Operations Committee.

January 23, 2017

Kwon, Oh-Joon, Chief Executive Officer

Choi, Jeong-Woo, Internal Accounting Control Officer